UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

Interim Financial Information

Assaí Atacadista

Interim Financial Information for the Quarter Ended September 30, 2021

ASSAÍ
ATACADISTA

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Corporate information / Capital composition

Number of Shares	Current quarter
(Thousands)	9/30/2021
Share Capital
Common	1,346,499
Preferred	0
Total	1,346,499
Treasury Shares
Common	0
Preferred	0
Total	0

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Individual Interim Financial Information / Balance Sheet - Assets
R$ (in thousands)

		Current quarter	Prior period
Code	Description	9/30/2021	12/31/2020
1	Total Assets	20,769,000	18,821,000
1.01	Current Assets	8,881,000	8,349,000
1.01.01	Cash and Cash Equivalents	2,881,000	3,532,000
1.01.03	Accounts Receivables	362,000	216,000
1.01.03.01	Trade Receivables	234,000	182,000
1.01.03.02	Other Accounts Receivable	128,000	34,000
1.01.04	Inventories	4,460,000	3,739,000
1.01.06	Recoverable Taxes	935,000	768,000
1.01.08	Other Current Assets	243,000	94,000
1.01.08.01	Non-current Assets Held for Sale	155,000	-
1.01.08.01.01	Assets Held for Sale	155,000	-
1.01.08.03	Other	88,000	94,000
1.01.08.03.01	Derivative Financial Instruments	7,000	57,000
1.01.08.03.03	Other Current Assets	81,000	37,000
1.02	Non-current Assets	11,888,000	10,472,000
1.02.01	Long-Term Assets	1,121,000	1,190,000
1.02.01.09	Receivable From Related Parties	140,000	178,000
1.02.01.09.04	Receivable From Others Related Parties	140,000	178,000
1.02.01.10	Other Non-Current Assets	981,000	1,012,000
1.02.01.10.04	Recoverable Taxes	832,000	866,000
1.02.01.10.05	Restricted Deposits for Legal Proceedings	121,000	134,000
1.02.01.10.06	Derivative Financial Instruments	4,000	11,000
1.02.01.10.07	Other	24,000	1,000
1.02.02	Investments	810,000	769,000
1.02.02.01	Investments in Associates	810,000	769,000
1.02.02.01.03	Joint Venture Participation	810,000	769,000
1.02.03	Property, Plant and Equipment	8,897,000	7,476,000
1.02.03.01	Property, Plant and Equipment in Use	5,995,000	5,043,000
1.02.03.02	Right of Use on Leases	2,902,000	2,433,000
1.02.04	Intangible Assets	1,060,000	1,037,000
1.02.04.01	Intangible Assets	1,060,000	1,037,000
1.02.04.01.02	Intangible Assets	1,060,000	1,037,000

The accompanying notes are integral part of these individual and consolidated interim financial information.

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Individual Interim Financial Information / Balance Sheet - Liabilities
R$ (in thousands)

		Current quarter	Prior period
Code	Description	9/30/2021	12/31/2020
2	Total Liabilities	20,769,000	18,821,000
2.01	Current Liabilities	9,167,000	8,786,000
2.01.01	Payroll and Related Taxes	496,000	371,000
2.01.01.01	Social Taxes	46,000	40,000
2.01.01.02	Payroll Taxes	450,000	331,000
2.01.02	Trade Payables	5,310,000	5,058,000
2.01.03	Taxes and Contributions Payable	323,000	528,000
2.01.04	Borrowings and Financing	2,379,000	2,120,000
2.01.04.01	Borrowings and Financing	261,000	280,000
2.01.04.02	Debentures	2,118,000	1,840,000
2.01.05	Other Liabilities	659,000	709,000
2.01.05.01	Payables to Related Parties	110,000	41,000
2.01.05.02	Others	549,000	668,000
2.01.05.02.01	Dividends and Interest on Equity	54,000	85,000
2.01.05.02.08	Financing Related to Acquisition of Assets	76,000	34,000
2.01.05.02.09	Deferred Revenue	82,000	227,000
2.01.05.02.12	Other Current Liabilities	140,000	150,000
2.01.05.02.17	Lease Liability	197,000	172,000
2.02	Non-current Liabilities	9,200,000	8,688,000
2.02.01	Borrowings and Financing	5,784,000	5,711,000
2.02.01.01	Borrowings and Financing	975,000	952,000
2.02.01.02	Debentures	4,809,000	4,759,000
2.02.02	Other Liabilities	3,127,000	2,612,000
2.02.02.02	Others	3,127,000	2,612,000
2.02.02.02.07	Other Non-current Liabilities	10,000	8,000
2.02.02.02.09	Lease Liability	3,117,000	2,604,000
2.02.03	Deferred Taxes	50,000	82,000
2.02.03.01	Deferred Income Tax and Social Contribution	50,000	82,000
2.02.04	Provision	238,000	282,000
2.02.06	Deferred Earnings and Revenue	1,000	1,000
2.02.06.02	Deferred Revenue	1,000	1,000
2.03	Shareholders’ Equity	2,402,000	1,347,000
2.03.01	Share Capital	787,000	761,000
2.03.02	Capital Reserves	13,000	4,000
2.03.02.04	Granted Options	32,000	23,000
2.03.02.07	Capital Reserve	(19,000)	(19,000)
2.03.04	Earnings Reserve	1,602,000	582,000
2.03.04.01	Legal Reserve	152,000	152,000
2.03.04.05	Retained Earnings Reserve	1,450,000	430,000

The accompanying notes are integral part of these individual and consolidated interim financial information.

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Individual Interim Financial Information / Statement of Operations
R$ (in thousands)

		Current Quarter	Year to date current year	Same Quarter of previous year	Year to date previous year
Code	Description	7/1/2021 to 9/30/2021	1/1/2021 to 9/30/2021	7/1/2020 to 9/30/2020	1/1/2020 to 9/30/2020
3.01	Net Operating Revenue	10,845,000	30,342,000	9,250,000	25,330,000
3.02	Cost Of Sales	(8,918,000)	(25,186,000)	(7,716,000)	(21,241,000)
3.03	Gross Profit	1,927,000	5,156,000	1,534,000	4,089,000
3.04	Operating Income / Expenses	(1,127,000)	(3,277,000)	(931,000)	(2,786,000)
3.04.01	Selling Expenses	(811,000)	(2,371,000)	(717,000)	(1,984,000)
3.04.02	General and Administrative Expenses	(167,000)	(456,000)	(106,000)	(304,000)
3.04.05	Other Operating Expenses	(161,000)	(491,000)	(144,000)	(524,000)
3.04.05.01	Depreciation and Amortization	(162,000)	(461,000)	(129,000)	(367,000)
3.04.05.03	Other Operating Expenses, Net	1,000	(30,000)	(15,000)	(157,000)
3.04.06	Share of Profit Loss of Associates	12,000	41,000	36,000	26,000
3.05	Profit from Operations Before Net Financial Expenses	800,000	1,879,000	603,000	1,303,000
3.06	Net Financial Expenses	(164,000)	(443,000)	(130,000)	(416,000)
3.06.01	Financing Revenues	71,000	140,000	18,000	147,000
3.06.02	Financing Expenses	(235,000)	(583,000)	(148,000)	(563,000)
3.07	Income Before Income Tax and Social Contribution	636,000	1,436,000	473,000	887,000
3.08	Income Tax and Social Contribution	(98,000)	(353,000)	(36,000)	(175,000)
3.08.01	Current	(120,000)	(385,000)	(160,000)	(421,000)
3.08.02	Deferred	22,000	32,000	124,000	246,000
3.09	Net Income from Continued Operations	538,000	1,083,000	437,000	712,000
3.11	Net Income for the Period	538,000	1,083,000	437,000	712,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings Per Share - Total
3.99.01.01	Common	0.63020	2.32456	0.40323	0.53065
3.99.02	Diluted Earnings Per Share - Total
3.99.02.01	Common	0.62970	2.32120	0.40323	0.53065

The accompanying notes are integral part of these individual and consolidated interim financial information.

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Individual Interim Financial Information / Statements of Comprehensive Income
R$ (in thousands)

		Current Quarter	Year to date current year	Same Quarter of previous year	Year to date previous year
Code	Description	7/1/2021 to 9/30/2021	1/1/2021 to 9/30/2021	7/1/2020 to 9/30/2020	1/1/2020 to 9/30/2020
4.01	Net income for the Period	538,000	1,083,000	437,000	712,000
4.02	Other Comprehensive Income	-	-	(6,000)	1,547,000
4.02.02	Exchange differences on conversion of foreign operations	-	-	(8,000)	1,555,000
4.02.05	Cash Flow Hedge	-	-	(2,000)	(2,000)
4.02.06	Income Taxes over Other Comprehensive Income	-	-	2,000	-
4.02.07	Hedge of foreign operations	-	-	-	(6,000)
4.02.08	Other Comprehensive Income	-	-	2,000	-
4.03	Total comprehensive Income for the Period	538,000	1,083,000	431,000	2,259,000

The accompanying notes are integral part of these individual and consolidated interim financial information.

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Individual Interim Financial Information / Statements of Changes in Shareholders' Equity 1/1/2021 to 9/30/2021
R$ (in thousands)

Code	Description	Capital stock	Capital reserve, granted options and treasury shares	Profit reserve	Retained earnings /Accumulated losses	Shareholders' equity
5.01	Opening balance	761,000	4,000	582,000	-	1,347,000
5.03	Adjusted Opening Balance	761,000	4,000	582,000	-	1,347,000
5.04	Capital Transactions with Shareholders	26,000	9,000	(63,000)	-	(28,000)
5.04.01	Capital Increase	26,000	-	-	-	26,000
5.04.03	Stock Options Granted	-	9,000	-	-	9,000
5.04.07	Interest on equity	-	-	(63,000)	-	(63,000)
5.05	Total Comprehensive Income	-	-	-	1,083,000	1,083,000
5.05.01	Net Income for the Period	-	-	-	1,083,000	1,083,000
5.07	Closing Balance	787,000	13,000	519,000	1,083,000	2,402,000

The accompanying notes are integral part of these individual and consolidated interim financial information.

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Individual Interim Financial Information / Statements of Changes in Shareholders' Equity 1/1/2020 to 9/30/2020
R$ (in thousands)

Code	Description	Capital stock	Capital reserve, granted options and treasury shares	Profit reserve	Retained earnings /Accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening Balance	4,421,000	18,000	2,497,000	-	162,000	7,098,000
5.03	Adjusted Opening Balance	4,421,000	18,000	2,497,000	-	162,000	7,098,000
5.04	Capital Transactions with Shareholders	328,000	4,000	(310,000)	-	-	22,000
5.04.01	Capital Increase	328,000	-	-	-	-	328,000
5.04.03	Stock options granted	-	4,000	-	-	-	4,000
5.04.07	Interest on equity	-	-	(310,000)	-	-	(310,000)
5.05	Comprehensive income for the period	-	-	-	712,000	1,547,000	2,259,000
5.05.01	Net income for the period	-	-	-	712,000	-	712,000
5.05.02	Other comprehensive income	-	-	-	-	1,547,000	1,547,000
5.05.02.07	Hedge of foreign operations	-	-	-	-	(6,000)	(6,000)
5.05.02.08	Cash Flow Hedge	-	-	-	-	(2,000)	(2,000)
5.05.02.04	Exchange rate variation of foreign investments	-	-	-	-	1,555,000	1,555,000
5.06	Internal Changes of Shareholders’ Equity	-	-	153,000	-	16,000	169,000
5.06.08	Others	-	-	(9,000)	-	-	(9,000)
5.06.09	Hyperinflationary Economy Effect	-	-	162,000	-	16,000	178,000
5.07	Closing Balance	4,749,000	22,000	2,340,000	712,000	1,725,000	9,548,000

The accompanying notes are integral part of these individual and consolidated interim financial information.

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Individual Interim Financial Information / Satatements of Cash Flows - Indirect method
R$ (in thousands)

		Yeat to date current year	Year to date previous year
Code	Description	1/1/2021 to 9/30/2021	1/1/2020 to 9/30/2020
6.01	Net Cash Operating Activities	1,122,000	2,149,000
6.01.01	Cash Provided By the Operations	2,313,000	1,503,000
6.01.01.01	Net Income for the Period	1,083,000	712,000
6.01.01.02	Deferred Income Tax and Social Contribution	(32,000)	(246,000)
6.01.01.03	(Gain) Loss of disposal of property and equipment and lease	(14,000)	22,000
6.01.01.04	Depreciation and Amortization	499,000	391,000
6.01.01.05	Interest and Monetary Correction	615,000	443,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates	(41,000)	(26,000)
6.01.01.08	(Reversal) Provision for Legal Proceedings	(18,000)	8,000
6.01.01.10	Provision Stock Option	9,000	4,000
6.01.01.11	Provision for Doubtful Accounts	2,000	-
6.01.01.13	Provision for Inventory Losses and Damages	210,000	195,000
6.01.02	Variations in Assets and Liabilities	(1,191,000)	646,000
6.01.02.01	Trade Receivables	(54,000)	(66,000)
6.01.02.02	Inventories	(931,000)	(742,000)
6.01.02.03	Recoverables Taxes	(133,000)	178,000
6.01.02.04	Others Assets	(161,000)	81,000
6.01.02.05	Related Parties	107,000	213,000
6.01.02.06	Restricted Deposits for Legal Proceedings	13,000	10,000
6.01.02.07	Trade Payables	252,000	(545,000)
6.01.02.08	Payroll and Related Taxes	125,000	120,000
6.01.02.09	Taxes and Social Contributions Payble	160,000	163,000
6.01.02.10	Provision for Legal Proceedings	(40,000)	(5,000)
6.01.02.11	Deferred Revenue	(146,000)	(75,000)
6.01.02.12	Others Liabilities	(9,000)	(85,000)
6.01.02.13	Income Tax and Social Contribution, Paid	(374,000)	-
6.01.02.15	Dividends Receivables	-	1,399,000
6.02	Net Cash of Investing Activities	(1,384,000)	(409,000)
6.02.02	Acquisition of property, plant and equipment	(1,557,000)	(938,000)
6.02.03	Increase in Intangible Assets	(38,000)	(18,000)
6.02.04	Sale of property, plant and equipment	211,000	547,000
6.03	Net Cash of Financing Activities	(389,000)	(1,326,000)
6.03.01	Capital Increase	26,000	-
6.03.02	Funding of Borrowings and Financing	4,353,000	599,000
6.03.03	Payments of Borrowings and Financing	(4,368,000)	(1,700,000)
6.03.05	Dividends and Interest on Equity Paid	(85,000)	-
6.03.09	Payment of Lease Liability	(315,000)	(225,000)
6.05	Increase (Decrease) in Cash and Equivalents	(651,000)	414,000
6.05.01	Cash and cash equivalents at the beginning of the period	3,532,000	1,876,000
6.05.02	Cash and cash equivalents at the end of the period	2,881,000	2,290,000

The accompanying notes are integral part of these individual and consolidated interim financial information.

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Consolidated Interim Financial Information / Balance Sheet - Assets
R$ (in thousands)

		Current quarter	Prior period
Code	Description	9/30/2021	12/31/2020
1	Total Assets	20,769,000	18,821,000
1.01	Current Assets	8,881,000	8,349,000
1.01.01	Cash and Cash Equivalents	2,881,000	3,532,000
1.01.03	Accounts Receivables	362,000	216,000
1.01.03.01	Trade Receivables	234,000	182,000
1.01.03.02	Other Accounts Receivable	128,000	34,000
1.01.04	Inventories	4,460,000	3,739,000
1.01.06	Recoverable Taxes	935,000	768,000
1.01.08	Other Current Assets	243,000	94,000
1.01.08.01	Non-current Assets Held for Sale	155,000	-
1.01.08.01.01	Assets Held for Sale	155,000	-
1.01.08.03	Other	88,000	94,000
1.01.08.03.01	Derivative Financial Instruments	7,000	57,000
1.01.08.03.03	Other Current Assets	81,000	37,000
1.02	Non-current Assets	11,888,000	10,472,000
1.02.01	Long-Term Assets	1,121,000	1,190,000
1.02.01.09	Receivable From Related Parties	140,000	178,000
1.02.01.09.04	Receivable From Others Related Parties	140,000	178,000
1.02.01.10	Other Non-Current Assets	981,000	1,012,000
1.02.01.10.04	Recoverable Taxes	832,000	866,000
1.02.01.10.05	Restricted Deposits for Legal Proceedings	121,000	134,000
1.02.01.10.06	Derivative Financial Instruments	4,000	11,000
1.02.01.10.07	Other	24,000	1,000
1.02.02	Investments	810,000	769,000
1.02.02.01	Investments in Associates	810,000	769,000
1.02.02.01.04	Joint Venture Participation	810,000	769,000
1.02.03	Property, Plant and Equipment	8,897,000	7,476,000
1.02.03.01	Property, Plant and Equipment in Use	5,995,000	5,043,000
1.02.03.02	Right of Use on Leases	2,902,000	2,433,000
1.02.04	Intangible Assets	1,060,000	1,037,000
1.02.04.01	Intangible Assets	1,060,000	1,037,000
1.02.04.01.02	Intangible Assets	1,060,000	1,037,000

The accompanying notes are integral part of these individual and consolidated interim financial information.

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Consolidated Interim Financial Information / Balance Sheet - Liabilities
R$ (in thousands)

		Current quarter	Prior period
Code	Description	9/30/2021	12/31/2020
2	Total Liabilities	20,769,000	18,821,000
2.01	Current Liabilities	9,167,000	8,786,000
2.01.01	Payroll and Related Taxes	496,000	371,000
2.01.01.01	Social Taxes	46,000	40,000
2.01.01.02	Payroll Taxes	450,000	331,000
2.01.02	Trade Payables	5,310,000	5,058,000
2.01.03	Taxes and Contributions Payable	323,000	528,000
2.01.04	Borrowings and Financing	2,379,000	2,120,000
2.01.04.01	Borrowings and Financing	261,000	280,000
2.01.04.02	Debentures	2,118,000	1,840,000
2.01.05	Other Liabilities	659,000	709,000
2.01.05.01	Payables to Related Parties	110,000	41,000
2.01.05.02	Others	549,000	668,000
2.01.05.02.01	Dividends and Interest on Equity	54,000	85,000
2.01.05.02.08	Financing Related to Acquisition of Assets	76,000	34,000
2.01.05.02.09	Deferred Revenue	82,000	227,000
2.01.05.02.12	Other Current Liabilities	140,000	150,000
2.01.05.02.17	Lease Liability	197,000	172,000
2.02	Non-current Liabilities	9,200,000	8,688,000
2.02.01	Borrowings and Financing	5,784,000	5,711,000
2.02.01.01	Borrowings and Financing	975,000	952,000
2.02.01.02	Debentures	4,809,000	4,759,000
2.02.02	Other Liabilities	3,127,000	2,612,000
2.02.02.02	Others	3,127,000	2,612,000
2.02.02.02.07	Other Non-current Liabilities	10,000	8,000
2.02.02.02.09	Lease Liability	3,117,000	2,604,000
2.02.03	Deferred Taxes	50,000	82,000
2.02.03.01	Deferred Income Tax and Social Contribution	50,000	82,000
2.02.04	Provision	238,000	282,000
2.02.06	Deferred Earnings and Revenue	1,000	1,000
2.02.06.02	Deferred Revenue	1,000	1,000
2.03	Shareholders’ Equity	2,402,000	1,347,000
2.03.01	Share Capital	787,000	761,000
2.03.02	Capital Reserves	13,000	4,000
2.03.02.04	Granted Options	32,000	23,000
2.03.02.07	Capital Reserve	(19,000)	(19,000)
2.03.02	Capital Reserves	13,000	4,000
2.03.04	Earnings Reserve	1,602,000	582,000
2.03.04.01	Legal Reserve	152,000	152,000
2.03.04.05	Retained Earnings Reserve	1,450,000	430,000

The accompanying notes are integral part of these individual and consolidated interim financial information.

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Consolidated Interim Financial Information / Statement of Operations
R$ (in thousands)

		Current Quarter	Year to date current year	Same Quarter of previous year	Year to date previous year
Code	Description	7/1/2021 to 9/30/2021	1/1/2021 to 9/30/2021	7/1/2020 to 9/30/2020	1/1/2020 to 9/30/2020
3.01	Net Operating Revenue	10,845,000	30,342,000	9,250,000	25,330,000
3.02	Cost Of Sales	(8,918,000)	(25,186,000)	(7,716,000)	(21,241,000)
3.03	Gross Profit	1,927,000	5,156,000	1,534,000	4,089,000
3.04	Operating Income / Expenses	(1,127,000)	(3,277,000)	(967,000)	(2,812,000)
3.04.01	Selling Expenses	(811,000)	(2,371,000)	(717,000)	(1,984,000)
3.04.02	General and Administrative Expenses	(167,000)	(456,000)	(106,000)	(304,000)
3.04.05	Other Operating Expenses	(161,000)	(491,000)	(144,000)	(524,000)
3.04.05.01	Depreciation and Amortization	(162,000)	(461,000)	(129,000)	(367,000)
3.04.05.03	Other Operating Expenses, Net	1,000	(30,000)	(15,000)	(157,000)
3.04.06	Share of Profit Loss of Associates	12,000	41,000	-	-
3.05	Profit from Operations Before Net Financial Expenses	800,000	1,879,000	567,000	1,277,000
3.06	Net Financial Expenses	(164,000)	(443,000)	(130,000)	(416,000)
3.06.01	Financing Revenues	71,000	140,000	18,000	147,000
3.06.02	Financing Expenses	(235,000)	(583,000)	(148,000)	(563,000)
3.07	Income Before Income Tax and Social Contribution	636,000	1,436,000	437,000	861,000
3.08	Income Tax and Social Contribution	(98,000)	(353,000)	(36,000)	(175,000)
3.08.01	Current	(120,000)	(385,000)	(160,000)	(421,000)
3.08.02	Deferred	22,000	32,000	124,000	246,000
3.09	Net Income from Continued Operations	538,000	1,083,000	401,000	686,000
3.10	Net Income from Discontinued Operations	-	-	80,000	144,000
3.10.01	Profit/Loss from Discontinued Operations	-	-	80,000	144,000
3.11	Net Income for the Period	538,000	1,083,000	481,000	830,000
3.11.01	Attributable to Controlling Shareholders - Continuing Operations	538,000	1,083,000	437,000	712,000
3.11.02	Attributable to Controlling Shareholders - Discontinued Operations	-	-	44,000	118,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings Per Share - Total
3.99.01.01	Common	0.63020	2.32456	0.40323	0.53065
3.99.02	Diluted Earnings Per Share - Total
3.99.02.01	Common	0.62970	2.32120	0.40323	0.53065

The accompanying notes are integral part of these individual and consolidated interim financial information.

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Consolidated Interim Financial Information / Statements of Comprehensive Income
R$ (in thousands)

		Current Quarter	Year to date current year	Same Quarter of previous year	Year to date previous year
Code	Description	7/1/2021 to 9/30/2021	1/1/2021 to 9/30/2021	7/1/2020 to 9/30/2020	1/1/2020 to 9/30/2020
4.01	Net income for the Period	538,000	1,083,000	481,000	830,000
4.02	Other Comprehensive Income	-	-	(4,000)	2,039,000
4.02.02	Exchange differences on conversion of foreign operations	-	-	(6,000)	2,046,000
4.02.05	Cash Flow Hedge	-	-	(2,000)	(2,000)
4.02.06	Income Taxes over Other Comprehensive Income	-	-	2,000	-
4.02.07	Hedge of foreign operations	-	-	-	(5,000)
4.02.08	Other Comprehensive Income	-	-	2,000	-
4.03	Total Comprehensive Income for the Period	538,000	1,083,000	477,000	2,869,000
4.03.01	Attributable To Controlling Shareholders	538,000	1,083,000	431,000	2,259,000
4.03.02	Attributable To Non-Controlling Shareholders		-	46,000	610,000

The accompanying notes are integral part of these individual and consolidated interim financial information.

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Consolidated Interim Financial Information / Statements of Changes in Shareholders' Equity 1/1/2021 to 9/30/2021
R$ (in thousands)

Code	Description	Capital stock	Capital reserve, granted options and treasury shares	Profit reserve	Retained earnings /Accumulated losses	Shareholders' equity	Consolidated Shareholders' equity
5.01	Opening balance	761,000	4,000	582,000	-	1,347,000	1,347,000
5.03	Adjusted Opening Balance	761,000	4,000	582,000	-	1,347,000	1,347,000
5.04	Capital Transactions with Shareholders	26,000	9,000	(63,000)	-	(28,000)	(28,000)
5.04.01	Capital Increase	26,000	-	-	-	26,000	26,000
5.04.03	Stock Options Granted	-	9,000	-	-	9,000	9,000
5.04.07	Interest on equity	-	-	(63,000)	-	(63,000)	(63,000)
5.05	Total Comprehensive Income	-	-	-	1,083,000	1,083,000	1,083,000
5.05.01	Net Income for the Period	-	-	-	1,083,000	1,083,000	1,083,000
5.07	Closing Balance	787,000	13,000	519,000	1,083,000	2,402,000	2,402,000

The accompanying notes are integral part of these individual and consolidated interim financial information.

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – September 30,2021 – SENDAS DISTRIBUIDORA S.A.

Consolidated Interim Financial Information / Statements of Changes in Shareholders' Equity 1/1/2020 to 9/30/2020
R$ (in thousands)

Code	Description	Capital stock	Capital reserve, granted options and treasury shares	Profit reserve	Retained earnings /Accumulated losses	Other comprehensive income	Shareholders' equity	Non-Controlling Shareholders' participation	Consolidated Shareholders' equity
5.01	Opening Balance	4,421,000	18,000	2,497,000	-	162,000	7,098,000	2,603,000	9,701,000
5.03	Adjusted Opening Balance	4,421,000	18,000	2,497,000	-	162,000	7,098,000	2,603,000	9,701,000
5.04	Capital Transactions with Shareholders	328,000	4,000	(310,000)	-	-	22,000	(78,000)	(56,000)
5.04.01	Capital Increase	328,000	-	-	-	-	328,000	-	328,000
5.04.03	Stock options granted	-	4,000	-	-	-	4,000	-	4,000
5.04.06	Interim dividends	-	-	-	-	-	-	(78,000)	(78,000)
5.04.07	Interest on equity	-	-	(310,000)	-	-	(310,000)	-	(310,000)
5.05	Comprehensive income for the period	-	-	-	712,000	1,547,000	2,259,000	610,000	2,869,000
5.05.01	Net income for the period	-	-	-	712,000	-	712,000	118,000	830,000
5.05.02	Other comprehensive income	-	-	-	-	1,547,000	1,547,000	492,000	2,039,000
5.05.02.04	Exchange rate variation of foreign investments	-	-	-	-	1,555,000	1,555,000	491,000	2,046,000
5.05.02.07	Hedge of foreign operations	-	-	-	-	(6,000)	(6,000)	1,000	(5,000)
5.05.02.08	Cash Flow Hedge	-	-	-	-	(2,000)	(2,000)	-	(2,000)
5.06	Internal Changes of Shareholders’ Equity	-	-	153,000	-	16,000	169,000	15,000	184,000
5.06.08	Others	-	-	(9,000)	-	-	(9,000)	(1,000)	(10,000)
5.06.09	Hyperinflationary Economy Effect	-	-	162,000	-	16,000	178,000	16,000	194,000
5.07	Closing Balance	4,749,000	22,000	2,340,000	712,000	1,725,000	9,548,000	3,150,000	12,698,000

The accompanying notes are integral part of these individual and consolidated interim financial information.

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Consolidated Interim Financial Information / Satatements of Cash Flows - Indirect method
R$ (in thousands)

		Yeat to date current year	Year to date previous year
Code	Description	01/01/2021 - 09/30/2021	01/01/2020 - 09/30/2020
6.01	Cash Flow from Operating Activities	1,122,000	(642,000)
6.01.01	Cash Provided by The Operations	2,313,000	2,209,000
6.01.01.01	Net Income for the Period	1,083,000	830,000
6.01.01.02	Deferred Income Tax and Social Contribution	(32,000)	(334,000)
6.01.01.03	(Gain) Loss of disposal of property and equipment and lease	(14,000)	34,000
6.01.01.04	Depreciation and Amortization	499,000	1,002,000
6.01.01.05	Interest and Monetary Correction	615,000	638,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates	(41,000)	(18,000)
6.01.01.08	(Reversal) Provision for Legal Proceedings	(18,000)	24,000
6.01.01.10	Provision Stock Option	9,000	3,000
6.01.01.11	Provision for Doubtful Accounts	2,000	38,000
6.01.01.13	Provision (Reversal) for Inventory Losses and Damages	210,000	(8,000)
6.01.02	Variations Assets and Liabilities	(1,191,000)	(2,851,000)
6.01.02.01	Trade Receivables	(54,000)	(32,000)
6.01.02.02	Invetories	(931,000)	(693,000)
6.01.02.03	Recoverables Taxes	(133,000)	176,000
6.01.02.04	Other Assets	(161,000)	(24,000)
6.01.02.05	Related Parties	107,000	231,000
6.01.02.06	Restricted Deposits for Legal Proceeding	13,000	9,000
6.01.02.07	Trade Payables	252,000	(2,444,000)
6.01.02.08	Payroll and Related Taxes	125,000	142,000
6.01.02.09	Taxes and Social Contributions Payble	160,000	90,000
6.01.02.10	Provision for Litigations	(40,000)	(26,000)
6.01.02.11	Deferred Revenue	(146,000)	(102,000)
6.01.02.12	Others Liabilities	(9,000)	(178,000)
6.01.02.13	Income Tax and Social Contribution, Paid	(374,000)	-
6.02	Net Cash of Investing Activities	(1,384,000)	(690,000)
6.02.01	Capital Increase on Subsidiaries	-	(31,000)
6.02.02	Acquisition of property, plant and equipment	(1,557,000)	(1,138,000)
6.02.03	Increase in Intangible Assets	(38,000)	(60,000)
6.02.04	Sale of property, plant and equipment	211,000	551,000
6.02.09	Acquisition of investment property	-	(12,000)
6.03	Net Cash Financing Activities	(389,000)	(224,000)
6.03.01	Capital Increase	26,000	-
6.03.02	Funding of Borrowings and Financing	4,353,000	2,782,000
6.03.03	Payments of Loans and Financing	(4,368,000)	(2,321,000)
6.03.05	Dividends and Interest on Equity Paid	(85,000)	(138,000)
6.03.08	Transactions with Non-Controlling	-	2,000
6.03.09	Payment of Lease Liability	(315,000)	(549,000)
6.04	Exchange Variation Cash and Cash Equivalents	-	428,000
6.05	Increase (Decrease) in Cash and Equivalents	(651,000)	(1,128,000)
6.05.01	Cash and cash equivalents at the beginning of the period	3,532,000	5,026,000
6.05.02	Cash and cash equivalents at the end of the period	2,881,000	3,898,000

The accompanying notes are integral part of these individual and consolidated interim financial information.

1	Corporate Information

Sendas Distribuidora S.A. (the “Company” or “Sendas”) is mainly engaged in the retail and wholesale sale of food, bazar, and other products through its stores, represented by the banner “ASSAÍ”. The Company is based in the State of Rio de Janeiro, at Avenida Ayrton Senna, 6.000, Lote 2 - Anexo A, Jacarepaguá/RJ. On September 30, 2021, the Company operated 191 stores and 13 Distribution Centers which were present in all five regions of the country acting working in 23 states (including Federal District).

With the corporate reorganization process concluded on December 31, 2020, see note 1.2, the Company ceased to be a wholly owned subsidiary of Grupo Pão de Açucar (“GPA”) and became a direct subsidiary of Wilkes Participações S.A. (“Wilkes”).

On November 27, 2019, the Company took over from Casino Guichard Perrachon (“Casino”) the control of Almacenes Éxito S.A. (“Éxito”), an entity operating in Colombia, under the supermarket and hypermarket banners Éxito, Carulla, Super Inter, Surtimax, and Surtimayorista, in Argentina under the banner Libertad and in Uruguay under the banners Disco and Devoto. Additionally, Éxito operates in Colombia under the banner Viva in the mall centers. On December 31, 2020, the Company transferred Éxito’s control in its entirety to GPA as part of spin-off transaction, see note 1.2 and the Éxito’s operations has been presented as discontinued operations, see note 28.

1.1	Listing of Sendas in the Novo Mercado of B3 and NYSE

On February 19, 2021, the Company communicated to the market, through Material Fact, that on February 10, 2021 the request for listing and admission to the trading of the Company’s shares in the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão was approved. And, on February 12, 2021 the request for listing of the Company American Depositary Securities (“ADSs”) representing its common shares on the New York Stock Exchange (“NYSE”) was approved.

GPA’s shareholders received, after the close of trading on February 26, 2021 (“Cut-off Date”), shares issued by the Company, in proportion to their respective holdings in the capital stock of GPA.

The shares and ADSs issued by the Company became to be negotiated on B3 and NYSE since March 1, 2021.

1.2	Corporate reorganization

At meetings held on December 12, 2020 and disclosed to the market on December 14, 2020, the Board of Directors of the Company and GPA approved the Transaction to separate the cash and carry business under the ASSAÍ banner from the traditional retail business of GPA.

At the Extraordinary Shareholders’ Meeting held on December 31, 2020, shareholders of the Company and GPA approved the Transaction described below:

i) Spin-off of the Company: partial spin-off of Sendas with the incorporation of the spin-off assets by GPA whose the net carrying amount calculated by the independent evaluator company was R$9,179, comprising 90.93% of the total Éxito’s shares held by the Company, corresponding to 393,010,656 (three hundred ninety-three million, ten thousand, six hundred fifty-six) shares and equivalent to approximately 87.80% of the total shares issued by Éxito (“Éxito participation”) and for 6 (six) gas stations held by Sendas (“Operational Assets”) in the amount of R$25; and

ii) Spin-off of GPA: partial spin-off of GPA which aims segregate the totality of shareholding participation that GPA helds, whose net carrying amount calculated by the independent evaluator company was R$1,216, with the distribution of the shares issued by Sendas, owned by GPA, directly to GPA’s shareholders, as a proportion of one share issued by the Company for each one share issued by GPA.

In the spin-off process between Sendas and GPA, an exchange of assets was performed that transferred to GPA 9.07% of the total shares held by the Company, corresponding to 39,246,012 shares and equivalent to approximately 8.77% of total shares issued by Éxito undertaking the receipt of the following assets owned by GPA, that could be developed by the Company:

i) 50% of the shares of Bellamar Empreendimento e Participações Ltda. (“Bellamar”), a holding Company that holds an investment in 35.76% of the Financeira Itaú CBD S.A – Crédito, Financiamento e Investimento (“FIC”), in the amount of R$769, see note 11.1, and real state in the amount of R$146;

ii) Company’s capital stock increase in the amount of R$685 through: a) R$500 in cash; b) R$140 capitalization of amounts payable to GPA; c) R$45 net book assets of stores that may be developed by the Company; and

iii) R$168 regarding to contingent liabilities, and related judicial deposits, and which the Company and GPA have agreed to be responsible after the spin-off. This indemnity effects were recorded in related parties, see note 10.

According to the material fact published on November 19, 2020, the Company obtained all necessary authorizations from its creditors, in order to proceed with the segregation of its cash & carry operation through referred spin-off, on the same date, the renegotiation of certain remuneration rates was also approved and the release from GPA as guarantor for the issuance of the Company’s debentures and promissory notes. The total amount of the renegotiated debt was R$6,644, representing 85% of the Company’s gross debt of the Company on December 31, 2020.On the other hand of the renegotiation of the remuneration rates, the Company obtained a “waiver” related to financial covenants for the period of December 31, 2020 up to December 31, 2023 and due to this renegotiation, the amount of R$71 was recognized in the financial result as debt cost.

1.2.1	Derecognition of Éxito subsidiary

	Éxito’s balance sheet as of December 31, 2020 is presented below. The Company no longer presents consolidated financial statements on December 31, 2020, since the derecognition of Company's only subsidiary has occurred.

	ASSETS	12/31/2020
	Current
	Cash and cash equivalents	3,687
	Trade receivables	384
	Other accounts receivables	220
	Inventories	2,993
	Recoverable taxes	570
	Other current assets	130
		7,984

	Assets held for sale	30
	Total current assets	8,014

	Non-current
	Related parties	82
	Legal deposits	3
	Other non-current assets	171
	Investments	480
	Investment properties	3,639
	Property, plant and equipment	10,504
	Intangible assets	4,051
	Total non-current assets	18,930

	Total assets	26,944

	LIABILITIES
	Current
	Trade payable	6,449
	Borrowings and financing	1,051
	Payroll and related taxes	375
	Lease liabilities	377
	Related parties	77
	Taxes and social contribution payable	288
	Acquisition of non-controlling interest	636
	Deferred revenues	200
	Dividends payable	40
	Other current liabilities	236
	Total current liabilities	9,729

	Non-current
	Borrowings and financing	520
	Deferrend income tax and social contribution	883
	Provision for legal proceedings	139
	Lease liabilities	2,039
	Other non-current liabilities	39
	Total non-current liabilities	3,620

	SHAREHOLDERS' EQUITY
	Total shareholders' equity	13,595

	Total liabilities and shareholders' equity	26,944

1.3	Impacts of the pandemic on the Company’s interim financial information

	Since December 2019, we face the pandemic COVID-19. Since then, the Company has been monitoring the impacts on its operations. Several actions have been taken by the Company, among them, we appointed a crisis committee composed of senior management, which makes decisions in line with recommendations of the Brazilian Ministry of Health, local authorities, and professional associations.

	The Company implemented all the measures to mitigate the transmission of virus at our stores, warehouses, and offices, such as frequent sanitization, employees’ safety/protection equipment, flexible working hours, and home office, among others.

	Since the beginning of the COVID-19 outbreak, our stores have remained open during periods of general lockdown, as we are considered an essential service. The Company has a strong commitment to society to continue selling essential products to its customers. We did not face supply-side hurdles from industries that continued supplying our distribution centers and stores.

	On March 10, 2020, CVM issued circular letter CVM-SNC/SEP No. 02/2020 and on January 29, 2021 issued circular letter CVM-SNC/SEP No. 01/2021, guiding publicly held Companies to carefully assess the impacts of COVID-19 on their business and report in the interim financial information the main risks and uncertainties as result of such analysis, following the applicable accounting standards.

	In this regard, the Company fully analyzed its financial statements, in addition to updating the analyses of going concern. Below are the key topics analyzed:

• The Company reviewed its budget, adopted to estimate the calculation of the recovery of store assets and intangible assets on December 31, 2020, and no significant reductions were seen in revenues, and in other items of the income statement to evidence impairment of these assets. Due to uncertainties concerning the end of the pandemic and its macroeconomic effects, the Company analyzed the indication of impairment for certain assets and, accordingly, updated its impairment tests. There were no new elements in the period ended September 30, 2021 that the Company's need to review the asset recovery test.

The recoverable value is determined by calculating the value in use, from cash projections deriving from financial budgets, which were reviewed and approved by senior management for the next three years, considering the assumptions updated for December 31, 2020. The discount rate applied to cash flow projections is 9.80% on December 31, 2020, and the cash flows to exceed three years are extrapolated, applying a growth rate of 4.6% on December 31, 2020. As a result of this analysis, we did not identify the need for recording a provision for impairment of these assets.

• The Company analyzed the collection of balances of trade receivables from credit card operators, clients, galleries at our stores, property rentals, and concluded that, at this point, it is not necessary to record provisions, in addition to those already recorded;

• Concerning inventories, the Company does not foresee the need to make a market price adjustment;

• Financial instruments already reflect the market assumptions in their valuation, there are no additional exposures not disclosed. The Company is not exposed to significant financing denominated in US dollars;

• At this point, the Company does not foresee additional funding; and

• Finally, the costs necessary to adapt the Company’s stores to serve the public were not significant.

In summary, according to Management’s estimates and the monitoring of the impacts of the pandemic, there are no effects that should be recorded in the Company’s interim financial information for de period ended September 30, 2021, nor are there any effects on the continuity and / or estimates of the Company that would justify changes or recording provisions in addition to those already disclosed. The Company will continue to monitor and evaluate the impacts and, if necessary, make the necessary disclosures.

1.4	Going concern analysis

Management has assessed the Company’s ability to continue operating in a foreseeable future and concluded that Company has ability to maintain its operations and systems working regularly, even in the face of the COVID-19 pandemic (see note 1.3). Therefore, Management is not aware of any material uncertainty that could indicates significant doubts about its ability to continue operating. The interim financial information has been prepared based on the assumption of business continuity.

1.5	Sale and Leaseback operations

On July 19, 2021, the Company entered into the “Private Instrument of Commitment of Real Estate Investment, Commitment of Purchase and Sale of Real Estate and Incorporation of in Rem Right of Surface, Under Suspensive Conditions and Other Covenants” with an investment fund administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A. and managed by TRX Gestora de Recursos Ltda. The purpose of the Instrument is the sale, development and lease of 5 properties of the Company located in the States of São Paulo, Rio de Janeiro and Rondônia.

The transaction covers the sale of 5 properties, over which shall be carried out construction and real estate development project. The total sale amount to be received by the Company is R$364, thus, so the sale amount and cost amount of the construction of the properties will be base for defining the final amount of the properties' monthly rents. On September 30, 2021, the assets transferred to "assets held for sale" was in amount of R$356.

On September 30, 2021, the Company concluded the sale of 3 of these properties, in the amount of R$209, R$129 were partially received and the remaining balance of R$80 will be settled as agreed in the confession of indebtedness measuring the works in progress. On September 30, 2021, the balance of assets held for sale after recent sales is R$155, see note 27.

The performance of the acquisition of the properties is conditioned to the fulfilment of certain suspensive conditions provided in the Instrument, and these conditions were completed in their entirety on a date prior to their acquisition for the 3 properties already sold. The other properties foreseen in the transaction are in the process of feasibility assessment, and the operation can be completed by December 15, 2021.

2	Basis of preparation and disclosure of the individual and consolidated interim financial information

The individual and consolidated interim financial information have been prepared in accordance with IAS 34 – Interim Financial Reporting issued by International Accounting Standards Board (“IASB”) and accounting standard CPC 21 (R1) – Interim report and disclosed aligned with the standards approved by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of the Interim Financial Information.

The interim financial information has been prepared on a historical cost basis except for certain financial instruments measured at their fair value. All relevant information in the financial statements is being evidenced by and corresponds to that used by Management in the administration of the Company.

	The individual and consolidated interim financial information are presented in millions of Brazilian Reais (R$), which is the functional currency of the Company.

	The interim financial information for the nine-month period ended September 30, 2021 were approved by the Board of Directors on October 28, 2021.

3	Significant accounting policies

	The main accounting policies and practices applied by the Company to the preparation of the individual and consolidated interim financial information are in accordance with those adopted and disclosed in note 3 and in each explanatory note corresponding to the financial statements for the year ended December 31, 2020, and, therefore, it should be read together.
3.1	Standards, amendments and interpretation

	There were no new standards, amendments and interpretation issued that must be disclosed for the three-month period ended September 30, 2021.

4	Restatement of the interim financial information

4.1	Restatement of the corresponding amounts as result of Éxito’s spin-off

	The consolidated interim financial statement of operations, consolidated statement of added value for the period and the explanatory notes for the nine-month period ended September 30, 2020 are being restated due to Éxito subsidiary’s spin-off according to the effects of such transaction in compliance with the accounting standard CPC 31 / IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operation.

	The cash flow statement includes continued and discontinued operations in line with accounting standard CPC 31 / IFRS 5.

	Statement of Operations	Consolidated
		9/30/2020
		Orinally presented	Spin-off effects	Restated
	Net operating revenue	40,983	(15,653)	25,330
	Cost of sales	(33,059)	11,818	(21,241)
	Gross profit	7,924	(3,835)	4,089
	Operating expenses, net
	Selling expenses	(4,141)	2,157	(1,984)
	General and administrative expenses	(949)	645	(304)
	Depreciation and amortization	(889)	522	(367)
	Share of profit (loss) of associates	18	(18)	-
	Other operating expenses, net	(295)	138	(157)
		(6,256)	3,444	(2,812)
	Operating profit before net financial result	1,668	(391)	1,277

	Net financial result	(671)	255	(416)

	Income before income taxes from continued operations	997	(136)	861

	Income tax and social contribution	(167)	(8)	(175)

	Net income from continued operations	830	(144)	686

	Discontinued operations

	Net income from discontinued operations	-	144	144

	Net income for the period	830	-	830

	Statement of added value	Consolidated
		9/30/2020
		Orinally presented	Spin-off effects	Restated
	Revenues
	Sales of goods	45,290	(17,521)	27,769
	Allowance for doubtful accounts	(18)	18	-
		455	41	496
		45,727	(17,462)	28,265
	Products acquired from third parties
	Costs of goods sold	(33,961)	11,196	(22,765)
	Materials, energy, outsourced services and other	(3,232)	1,523	(1,709)
		(37,193)	12,719	(24,474)
	Gross value added	8,534	(4,743)	3,791
	Retention
	Depreciation and amortization	(1,002)	611	(391)
	Net value added produced by the Company	7,532	(4,132)	3,400
	Value added received in transfer
	Share of profit (loss) of subsidiaries and associates	18	(18)	-
	Financial revenue	272	(125)	147
		290	(143)	147

	Net income from discontinued operations	-	144	144
	Total value added to distribute	7,822	(4,131)	3,691
	Personnel	2,928	(1,564)	1,364
	Direct compensation	2,248	(1,376)	872
	Benefits	477	(132)	345
	Government severance indemnity fund for employees (FGTS)	70	-	70
	Others	133	(56)	77
	Taxes, fees and contributions	3,109	(2,187)	922
	Federal	676	(305)	371
	State	2,294	(1,783)	511
	Municipal	139	(99)	40
	External financiers	955	(380)	575
	Interest	943	(380)	563
	Rental	12	-	12
	Shareholders’ remuneration	830	-	830
	Interest on equity	310	-	310
	Retained earnings for the period	402	-	402
	Non-controlling interest in retained earnings	118	-	118
	Total added value distributed	7,822	(4,131)	3,691

4.2	Restatement of profit retention reserve and proposed dividends

In the financial statements as of December 31, 2020, published on February 22, 2021, the legal reserve was constituted in the amount of R$217, exceeding the limit of 20% of the Company’s capital stock as established by art. 193 of Law No. 6,404/1976. The table below presents the impacts of the adjustments for the proper constitution of the legal reserve and proposed dividends and the restatement of the Company’s financial statement, see note 20.2 and 20.3. Below we present the impacts on the balance sheet lines:

		12/31/2020
		Originally presented	Adjustments	Restated
	Current liabilities
	Dividends payable	22	63	85
	Total current liabilities	8,723	63	8,786

	Shareholders' equity
	Legal reserve	217	(65)	152
	Profit retention	428	65	493
	Dividends allocation	(22)	(63)	(85)
	Total Shareholders’ equity	1,410	(63)	1,347

5	Significant accounting judgments, estimates, and assumptions

	The preparation of the individual and consolidated interim financial information requires Management to makes judgments and estimates and adopt assumptions that impact the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the period, however, the uncertainty about these assumptions and estimates could result in substantial adjustments to the carrying amount of asset or liability impacted in upcoming periods.

	The significant assumptions and estimates applied on the preparation of the individual and consolidated interim financial information for the period ended September 30, 2021, were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2020.

6	Cash and cash equivalents

						9/30/2021	12/31/2020
	Cash and bank accounts - Brazil					72	64
	Cash and bank accounts - Abroad (*)					25	29
	Financial investments - Brazil (**)					2,784	3,439
						2,881	3,532

	(*) On September 30, 2021, the Company had funds held abroad, being R$25 in US Dollars (R$24 in US Dollars and R$5 in Colombian Pesos on December 31, 2020).

	(**) On September 30, 2021, the financial investments correspond to the repurchase and resale agreements and certificate of deposits, yielded by the weighted average of 105.51% of CDI - Interbank Deposit Certificate (96.96% of CDI on December 31, 2020) and redeemable within terms less than 90 days, as of the date of investment, without losing income.

7	Trade receivables

					Note	9/30/2021	12/31/2020
	From sales with:
	Credit card companies				7.1	72	62
	Credit card companies with related parties				10.1	15	17
	Sales ticket and slips					128	77
	Trade receivables with related parties				10.1	9	10
	Trade receivables with suppliers/slips					16	20
	Allowance for doubtful accounts				7.2	(6)	(4)
						234	182

7.1	Credit card companies

	The Company, through the cash management strategy, anticipates the amount receivable with credit card companies, without any right of recourse or related obligation and derecognizes the balance of trade receivables.

7.2	Allowance for doubtful accounts

						9/30/2021	9/30/2020
	At the beginning of the period					(4)	(5)
	Additions					(23)	(18)
	Reversals					21	18
	At the end of the period					(6)	(5)

	Set forth below the breakdown of trade receivables by their gross amount by maturity period:

				Overdue
		Total	Due	Up to 30 days	> 90 days
	9/30/2021	240	236	1	3
	12/31/2020	186	181	2	3

8	Inventories

					Note	9/30/2021	12/31/2020
	Stores					3,947	3,416
	Distribution centers				8.1	534	374
	Allowance for loss on inventory obsolescence and damages				8.2	(21)	(51)
						4,460	3,739

8.1	Commercial agreements

	On September 30, 2021, the amount of unrealized commercial agreements, as a reduction of inventory balance, totaled R$512 (R$444 on December 31, 2020).

8.2	Allowance for loss on inventory obsolescence and damages
						9/30/2021	9/30/2020
	At the beginning of the period					(51)	(41)
	Additions					(221)	(212)
	Reversals					11	17
	Write-offs					240	208
	At the end of the period					(21)	(28)

9	Recoverable taxes

					Note	9/30/2021	12/31/2020
	State VAT tax credits - ICMS				9.1	1,194	1,311
	Social Integration Program and Contribution for Social Security Financing - PIS/COFINS				9.2	454	141
	Social Security Contribution - INSS				9.3	52	36
	Income tax and social contribution					58	144
	Others					9	2
	Total					1,767	1,634

	Current					935	768
	Non-current					832	866

9.1	State VAT tax credits - ICMS

	Since 2008, the Brazilian States have been substantially amending their local laws aiming at implementing and broadening the ICMS tax replacement system. The referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from a manufacturer or importer or their inflow into the State. The expansion of such system to a wider range of products traded at retail assumes that the trading cycle of these products will end in the State, such that ICMS is fully owed to such State.

	The refund process requires evidence through tax documents and digital files of transactions made, entitling the Company to such a refund. Only after ratification by State tax authorities and/or the compliance with specific ancillary obligations aiming to support such evidence that credits can be used by the Company, which occur in periods after these are generated.

	Since the number of items traded at the retail subject to tax replacement has been continuously increasing, the tax credit to be refunded by the Company has also grown. The Company has been realizing referred credits with authorization for immediate offset with those credits due in view of its operations, through the special regime, also other procedures regulated by state rules.

	With respect to credits that cannot yet be immediately offset, the Company's Management, based on a technical recovery study, based on the future expectation of growth and consequent compensation with taxes payable arising from its operations, believes that its future compensation is viable. The studies mentioned are prepared and periodically reviewed based on information extracted from the strategic planning previously approved by the Company's Board of Directors. For the interim financial information as of September 30, 2021, the Company's management has monitoring controls over adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the ICMS balance to be recovered, as shown in the table below:

	Year	Amount
	In 1 year	383
	From 1 to 2 years	236
	From 2 to 3 years	248
	From 3 to 4 years	209
	From 4 to 5 years	33
	After 5 years	85
	Total	1,194

9.2	PIS and COFINS credits

	On March 15, 2017, the Federal Supreme Court (“STF”) recognized, as a matter of general repercussion, the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation base. On May 13, 2021 judged the Declaration Embargoes in relation to the amount to be excluded from the calculation basis of the contributions, in which case it should only be the ICMS paid, or if the entire ICMS, as shown in respective invoices.

	The STF decided to modulate the effects of the decision, for taxpayers who distributed the lawsuits before March 15, 2017 or with administrative proceedings in progress before that same date, would be have rights to take advantage of the past period. As the decision was rendered in a process with recognized general repercussions, the understanding reached is mandatory for all judges and courts. The Company informs that it had a lawsuit filed on October 31, 2013, having obtained a favorable decision and a final and unappealable decision on July 16, 2021, thus allowing the recognition of the credit for the period covered by the lawsuit.

	The Brazilian Securities and Exchange Commission (CVM) had published Circular Letter No. 01/2021, among other topics, giving recommendations to publicly traded companies regarding the recognition of tax credits arising from the exclusion of ICMS from the PIS calculation basis and of COFINS, recommending that recognition only occur when there is reference, in the final decision, to the period covered in the lawsuit and the amount of ICMS to be excluded, until the decision becomes final.

On September 30, 2021, already with the final decision, the Company processed the calculation in accordance with the rules defined by the STF and definitively recorded its right in the amount of R$216 (R$175 in net revenue and R$41 in financial result, arising from monetary correction), contemplating the period covered by the lawsuit from 2008 to 2016. These credits, as soon as authorized by the Federal Revenue, can be monetized. The Company estimates their realization until 2022.

	Currently the Company, according to the favorable judgment of the Supreme Court, has been recognizing the exclusion of ICMS from the PIS and COFINS calculation basis, based on the same assumptions mentioned previously.

9.3	Incidence of social security contributions

	On August 28, 2020, the STF, in general repercussion, recognized as constitutional the incidence of social security contributions (INSS) on the additional one-third of vacation payment. The Company has been monitoring the progress of these issues involving unconstitutionality in social security contributions, and together with its legal advisors, concluded that the elements to date do not impact the recoverability of the respective INSS credits in the amount of R$11 on September 30, 2021 (R$11 on December 31, 2020).

9.4	Recoverable Income Tax and Social Contribution

	On September 27, 2021, the STF recognized, in terms of general repercussion (RE 1.063,187) Theme 962, the unconstitutionality of the offer to the taxation of Corporate Income Tax (IRPJ) and, to the Social Contribution on Net Income (CSLL), on the SELIC rate received by the taxpayer in the repetition of undue payment tax.

Based on this unanimous decision of the Supreme Court on September 30, 2021, the Company recorded the amount of R$85, of which: i) R$53 arising from credit to be used, as soon as the Company obtains the final decision of the individual lawsuit; ii) R$4 in the financial result, arising from monetary correction; and iii) R$28 arising from the reversal of deferred income tax and social contribution liabilities.

10	Related Parties

10.1	Balances and related party transactions

			Assets				Liabilities
			Clients		Other assets		Suppliers		Other liabilities
			9/30/2021	12/31/2020	9/30/2021	12/31/2020	9/30/2021	12/31/2020	9/30/2021	12/31/2020
	Controlling shareholders
	Wilkes Participações S/A		-	-	-	-	-	-	1	-
	Euris		-	-	-	-	-	-	1	-
	Casino Guichard Perrachon		-	10	-	-	-	-	13	-
			-	10	-	-	-	-	15	-
	Other related parties
	GPA (i)		9	-	128	168	10	-	95	41
	Joint venture
	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)		15	17	12	10	-	11	-	-
			24	17	140	178	10	11	95	41
	Total		24	27	140	178	10	11	110	41

			Parent Company		Consolidated
			Transactions		Transactions
			Revenue (expenses)		Revenue (expenses)
			9/30/2021	9/30/2020	9/30/2020
	Controlling shareholders
	Wilkes Participações S/A		(4)	-	-
	Euris		(1)	-	-
	Casino Guichard Perrachon		(37)	-	-
			(42)	-	-
	Other related parties
	GPA (i)		(104)	(153)	(153)
	FIC		10	6	6
	Compre Bem		(1)	3	3
	Puntos Colombia		-	-	(80)
	Tuya		-	-	17
	Greenyellow		(21)	(10)	(34)
	Éxito Group		-	-	(18)
	Others		-	-	(2)
			(116)	(154)	(261)
	Total		(158)	(154)	(261)

	(i) Amounts refer to the spin-off and responsibility agreement which the Company assigned related to the corporate reorganization occurred on Decemebr 31, 2020. See note 1.2.

10.2	Management compensation

	Expenses referring to the statutory executive board compensation recorded in the Company’s statement of operations in the periods ended September 30, 2021 and 2020 as follows (amounts expressed in thousands reais):

		Base salary		Variable compensation		Stock option plan		Total
		2021	2020	2021	2020	2021	2020	2021	2020
	Executive officers	21,896	-	-	-	5,408	-	27,304	-
	Board of director	18,162	11,252	10,864	5,270	5,334	3,856	34,360	20,378
	Fiscal council	202	-	-	-	-	-	202	-
		40,260	11,252	10,864	5,270	10,742	3,856	61,866	20,378

	The stock option plan refers to the Company’s executives holding Sendas and GPA shares and these plans have been treated in the Company’s statement of operations, related expenses are allocated to the Company and recorded in the statement of operations against capital reserve – stock options in shareholders’ equity.

11	Investments

	The details of the Company's investment at the end of the period are presented below:

							Participation in investments - %
							Direct participation
	Investment type	Company				Country	9/30/2021	12/31/2020

	Joint venture	Bellamar Empreendimento e Participações S.A.				Brazil	50.00	50.00

	Investiments composition and breakdown

					Bellamar
	As of Decemeber 31, 2020				769
	Share of profit and loss of associates				41
	As of September 30, 2021				810

11.1	Acquisition of Bellamar’s participation

	On December 31, 2020, the Company’s shareholders approved through extraordinary general meeting the exchange transaction between GPA and Sendas that comprised the acquisition of 50% of Bellamar’s participation which holds 35.76% of FIC’S capital stock. According to this transaction, the Company indirectly holds hereafter 17.88% of FIC’s capital stock.

	The transaction related to Bellamar’s acquisition was assessed as a joint venture, in accordance with CPC 19 (R2) / IFRS 11 – Joint business.

	Since the acquisition is a joint venture valued through the equity method, the assets identified, and the liabilities assumed are recorded within the investment line.

	Corporate information

	FIC has the practice off entire operations, as permitted by laws and regulamentation, to credit, financing and investments entities, the issuance and management of owned and third parties’ credit cards, as well as the performance of correspondents’ function in the country. FIC’s operations are conducted by Itaú Unibanco Holding S.A.

	In regard with corporate reorganization process involving the Company, see note 1.2, the Company prepared a study in order to evaluate the fair value of intangible assets and the indicative purchase price allocation (“PPA”) related to the minority participation acquisition of 17.88% of FIC’s shares, through Bellamar, by the Company on December 31, 2020.

	Determination of consideration transferred through the acquisition

	The Company transferred to GPA equivalent to 9.07% of Éxito’s shares, corresponding to 39,246,012 (thirty-nine million, two hundred forty-six thousand and twelve) shares.

	Fair value of identified assets and liabilities acquired

	Management hired an independent company to determine the value of FIC’s shares, evaluated in the range of R$4.63 up to R$4.86 per share.

	In order to determine the value of shares during the spin-off process, it was adopted the amount of R$4.74, therefore, on December 31, 2020, the market value of FIC was in the amount of R$4,301, that represents the amount of R$1,538 related to the fair value of Bellamar’s investment on FIC.

	According to the exchange transaction, the Company received 50% of Bellamar’s shares by means of fair value, in amount of R$769.

	Composition of acquisition price

	In the first half 2021, the Company concluded the allocation of the acquisition value corresponding to the 17.88% participation in FIC of R$769. FIC's identifiable assets and liabilities are demonstrated in the table below.

	Assets acquired and liabilities assumed
	The fair value of FIC's identifiable assets and liabilties on December 31, 2020 (acquisition date) are demonstrated as follows:

	Assets
	Cash and cash equivalents	29
	Marketable securities	22
	Credit operations	6,213
	Other credits	98
	Other receivables	3
	Other credits, non-current	265
	Property, plant and equipment and intangible assets	3,127
	Investments	47
		9,804
	Liabilities
	Deposits	(790)
	Interfinancial relations	(2,457)
	Other liabilities	(2,256)
		(5,503)
	Total fair value of identifiable net assets	4,301
	Company's participation	17.88%
	Acquisition price	769
	Book shareholders's equity acquired	(211)
	Fair value adjustment - intangible assets	(388)
	Unallocated portion	170

11.2	Join venture

The Company’s investment in Bellamar is recognized as a joint venture and is recorded through the equity method, in accordance with account standard CPC 18 / IAS 28 – Investments in associates and joint ventures. Based on equity method, the investment in a joint venture should be recognized by the cost, on the beginning. The account value of investment is adjusted for variation recognition purposes related to Company’s participation on shareholders’ equity of joint venture after the acquisition date.

The joint venture’s interim financial information is prepared on the same period basis of disclosure that the Company. When necessary, adjustments are made to ensure that polices are aligned with the Company’s.

After the method equity is applied, the Company determines if it is necessary recognize additional loss of recuperable value over investments related to the joint venture. The Company will determine, on each annual closing date of balance sheet, if exists objective evidence that means the investment on joint venture suffered loss due to the reduction of recuperable value. In case of such loss is identified, the Company calculates the value of loss due to the reduction of recuperable value as a difference between the joint venture’s recuperable value and the carrying amount and recognizes the loss on its statement of operations. On December 31, 2020, the analysis was not made by the Company, since on this date, the Company recognized the initial participation, regarding explanation on note 11.1.

12	Property, plant and equipment

12.1	Property, plant and equipment breakdown

		As of Decemeber 31, 2020	Additions	Remeasurment	Write-off	Depreciation	Transfers and others (i)	As of September 30, 2021
	Lands	481	191	-	(2)	-	(122)	548
	Buildings	609	113	-	-	(11)	(137)	574
	Improvements	2,598	809	-	(3)	(131)	(44)	3,229
	Equipment	635	164	-	(2)	(94)	8	711
	Facilities	269	61	-	-	(18)	1	313
	Furnitures and appliances	340	67	-	-	(38)	10	379
	Constructions in progress	78	209	-	-	-	(83)	204
	Others	37	4	-	-	(11)	7	37
	Subtotal	5,047	1,618	-	(7)	(303)	(360)	5,995
	Lease - right of use:
	Buildings	2,423	364	359	(89)	(177)	4	2,884
	Equipment	6	16	-	-	(4)	-	18
	Subtotal	2,429	380	359	(89)	(181)	4	2,902
	Total	7,476	1,998	359	(96)	(484)	(356)	8,897

		As of December 31, 2019	Additions	Remeasurment	Write-off	Depreciation	Transfers and others (ii)	As of September 30, 2020
	Lands	450	62	-	-	-	(161)	351
	Buildings	846	48	-	(45)	(9)	(269)	571
	Improvements	1,849	542	-	(50)	(106)	291	2,526
	Equipment	548	144	-	(9)	(78)	(7)	598
	Facilities	265	30	-	(3)	(15)	(21)	256
	Furnitures and appliances	290	43	-	-	(32)	15	316
	Constructions in progress	37	73	-	(4)	-	(59)	47
	Others	35	5	-	-	(10)	9	39
	Subtotal	4,320	947	-	(111)	(250)	(202)	4,704
	Lease - right of use:
	Buildings	1,700	589	130	(86)	(125)	5	2,213
	Equipment	5	3	-	-	(1)	-	7
	Subtotal	1,705	592	130	(86)	(126)	5	2,220
	Total	6,025	1,539	130	(197)	(376)	(197)	6,924

	(i) On the nine-month period ended September 30, 2021, in the Transfer and Others column presents the transfer between fixed assets to "assets held for sale", in amount of R$356, see note 1.5.

	(ii) On the nine-month period ended September 30, 2020, in the Transfer and Others column presents: (a) the capital contribution through GPA’s real state in the amount of R$178; and (b) the transfer of fixed assets to “assets held for sale” in amount of R$380.

12.2	Composition of Property, plant and equipment
				9/30/2021			12/31/2020
				Historical cost	Accumulated depreciation	Net amount	Historical cost	Accumulated depreciation	Net amount
	Lands			548	-	548	481	-	481
	Buildings			674	(100)	574	704	(95)	609
	Improvements			3,964	(735)	3,229	3,203	(605)	2,598
	Equipment			1,226	(515)	711	1,061	(426)	635
	Facilities			414	(101)	313	354	(85)	269
	Furnitures and appliances			585	(206)	379	513	(173)	340
	Constructions in progress			204	-	204	78	-	78
	Others			112	(75)	37	101	(64)	37
				7,727	(1,732)	5,995	6,495	(1,448)	5,047
	Financial lease
	Buildings			3,786	(902)	2,884	3,205	(782)	2,423
	Equipment			62	(44)	18	47	(41)	6
				3,848	(946)	2,902	3,252	(823)	2,429
	Total property, plant and equipment			11,575	(2,678)	8,897	9,747	(2,271)	7,476

12.3	Capitalized borrowing costs

	The capitalized borrowing costs for the nine-month period ended on September 30, 2021 were R$19 (R$6 on September 30, 2020). The rate used for the capitalization of borrowing costs was 130.76% (133.91% on September 30, 2020) of CDI, corresponding to the effective interest rate of loans taken by the Company.

12.4	Additions to property, plant and equipment for cash flow presentation purpose are as follows

			9/30/2021	9/30/2020
	Additions		1,998	1,539
	Leases		(380)	(592)
	Capitalized interest		(19)	(6)
	Financing of property and equipment - Additions		(1,510)	(866)
	Financing of property and equipment - Payments		1,468	863
	Total		1,557	938

	Additions related to the acquisition of operating assets, purchase of land and buildings to expansion activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

	The additions and payments of property, plant and equipment above are presented to reconcile the acquisitions during the period with the amounts presented in the statement of cash flows net of items that did not impact cash flow.

12.5	Other information

	On September 30, 2021, the Company recorded in the cost of sales and services the amount of R$38 (R$24 on September 30, 2020), relating to the depreciation of machinery, building and facilities of distribution centers.

13	Intangible assets

		12/31/2020	Additions	Amortization	9/30/2021

	Goodwill	618	-	-	618
	Softwares	70	12	(10)	72
	Commercial rights	310	26	(5)	331
	Tradename	39	-	-	39
		1,037	38	(15)	1,060

		12/31/2019	Additions	Amortization
					9/30/2020

	Goodwill	618	-	-	618
	Softwares	64	12	(9)	67
	Commercial rights	312	6	(6)	312
	Tradename	39	-	-	39
		1,033	18	(15)	1,036

		9/30/2021			12/31/2020
		Historical cost	Accumulated amortization	Net amount	Historical cost	Accumulated amortization	Net amount

	Goodwill	871	(253)	618	1,741	(1,123)	618
	Softwares	136	(64)	72	126	(56)	70
	Commercial rights	354	(23)	331	327	(17)	310
	Tradename	39	-	39	39	-	39
	Total of intangible assets	1,400	(340)	1,060	2,233	(1,196)	1,037

13.1	Impairment test of intangible assets with an indefinite useful life, including goodwill

	The impairment test of intangible assets uses the same practices described in note 16 as part of individual and consolidated financial statements as of December 31, 2020.

	On December 31, 2020, the Company revised the plan used to assess impairment for Cash Generating Units (CGUs) and there is no significant deviation which could indicates losses or the need of a new evaluation for the period ended September 30, 2021. See the considerations related to the COVID-19 pandemic effects in note 1.3.

14	Trade payable, net

			Note	9/30/2021	12/31/2020
	Product suppliers			5,522	5,450
	Service providers			75	85
	Service providers - related parties		10.1	10	11
	Bonuses from suppliers		14.1	(297)	(488)
	Total			5,310	5,058

14.1	Commercial agreements

	Such agreements include discounts obtained from suppliers. Those amounts are defined according to contracts agreements and include discounts based on purchase volume, joint marketing actions, logistics refund and others. The receipt occurs through the offset of outstanding invoices regarding supply agreement, therefore, the financial liquidity occur by the net amount.

15	Financial instruments

	The main financial instruments and their amounts recorded in the interim financial information, by category, are as follows:

		Note	9/30/2021	12/31/2020
	Financial assets
	Amortized cost
	Related parties - assets	10	140	178
	Trade receivables and other accounts receivable		207	117
	Fair value through income
	Cash and cash equivalentes	6	2,881	3,532
	Financial instruments - fair value hedge – long position	15.7	11	68
	Fair value through other comprehensive income
	Trade receivables with credit card companies and sales tickets		155	99
	Financial liabilities
	Other financial liabilities - amortized cost
	Related parties - liabilities	10	(110)	(41)
	Trade payables	14	(5,310)	(5,058)
	Financing through acquisition of assets		(76)	(34)
	Borrowings and financing	15.7	(887)	(897)
	Debenture	15.7	(6,927)	(6,599)
	Lease liabilities	17	(3,314)	(2,776)
	Fair value through income
	Borrowings and financing, including derivatives	15.7	(337)	(335)
	Financial instruments - fair value hedge – short position	15.7	(12)	-
	Net exposure		(13,579)	(11,746)

	The fair value of other financial instruments described on the table above approximates to the carrying amount based on the existing payments terms. Financial instruments measured at amortized cost, whose fair values differ from book value are disclosed in note 15.4.

15.1	Considerations on risk factors that may affect the Company's business

15.1.1	Credit Risk

	• Cash and cash equivalents

	In order to minimize credit risks, the Company adopts investments policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

	• Trade receivables

	Credit risk related to trade receivables is minimized by the fact that a large portion of sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, regarding the trade receivables collected in installments, the Company monitor the risk through the credit concession and by periodic analysis of the provision for losses.

	The Company also has counterparty risk related to derivative instruments, which is mitigated by the Company carrying out transactions, according to policies approved by governance boards.

	There are no amounts receivable or sales that are individually, higher than 5% of trade receivables or sales, respectively.

15.1.2	Interest rate risk

	The Company obtains borrowings and financing with major financial institutions for cash needs for investments. As a result, the Company is mainly exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI Indexed debts. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

15.1.3	Foreign currency exchange rate risk

	The Company is exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company uses derivatives, such as swaps, aiming to mitigate the foreign currency exchange rate risk, converting the cost of debt into domestic currency and interest rates.

15.1.4	Capital risk management

	The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and adjusts taking into account changes in the economic conditions.

	The capital structure is thus demonstrated:

		9/30/2021	12/31/2020
			Restated
	Borrowings, financing and debentures	(8,163)	(7,831)
	(-) Cash and cash equivalents	2,881	3,532
	(-) Derivative financial instruments	(1)	68
	Net debt	(5,283)	(4,231)
		-	-
	Shareholders’ equity	2,402	1,347
	% Net debt over Shareholders’ equity	220%	314%

15.1.5	Liquidity risk management

	The Company manages liquidity risk through the daily analysis of cash flows and maturities of financial assets and liabilities.

	The table below summarizes the aging profile of the Company’s financial liabilities as of September 30, 2021.

		Less than 1 year	1 to 5 years	More than 5 years	Total
	Borrowings and financing	505	482	9	996
	Debenture	2,405	6,338	833	9,576
	Derivative financial instruments	(67)	(520)	583	(4)
	Lease liabilities	535	2,323	3,498	6,356
	Trade payable	5,310	-	-	5,310
	Total	8,688	8,623	4,923	22,234

	The table above was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date the Company may be required to make a payment or be eligible to receive a payment. To the extent that interest rates are floating, the non-discounted amount is obtained based on interest rate curves for the period ended September 30, 2021. Therefore, certain balances are not consistent with the balances reported in the balance sheet.

15.2	Derivative financial instruments

			Reference value		Fair value
			9/30/2021	12/31/2020	9/30/2021	12/31/2020
	Swap with hedge accounting
	Hedge purpose (debt)		388	309	338	335

	Long Position
	Fixed rate		106	106	64	72
	USD + Fixed		282	203	273	263
	Hedge - CRI		-	-	6	-

	Short Position		(388)	(309)	(344)	(267)

	Net hedge position		-	-	(1)	68

	Realized and unrealized gains and losses on these contracts during the nine-month period ended September 30, 2021, are recorded as financial income or expenses and the balance payable at fair value is R$1 (balance receivable of R$68 as of December 31, 2020). Assets are recorded as “financial instruments” and liabilities as “borrowings and financing”.

	The effects of the fair value hedge recorded in the statement of operations for the nine-month periods ended September 30, 2021, resulted in a loss of R$12, recorded under debt of cost, note 24 (gain of R$83 as of September 30, 2020).

15.2.1	Fair values of derivative financial instruments

	Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

	Fair values are calculated using projected the future cash flow, using the CDI curves and discounting to present value, using CDI market rates for swap both disclosed by the B3.

	The fair value of exchange coupon swaps versus CDI rate was determined based on market exchange rates effective at the date of the financial statements and projected based on the currency coupon curves.

	In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

15.3	Sensitivity analysis of financial instruments

	According to Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of the B3, on the maturity dates of each transaction.

	Therefore, in the probable scenario (I) there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the exclusive effect, a deterioration from 25% to 50% was taken into account, respectively, on risk variables, up to one year of financial instruments.

	For a probable scenario, the weighted exchange rate was R$5.28 on the due date, and the interest rate weighted was 6.58% per year.

	In the case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating that the effects are not significant.

	The Company disclosed the net exposure of derivative financial instruments, each of the scenarios mentioned above in the sensitivity analysis as follows:

						Market projections
	Transactions		Risk (CDI Increase)		As of 9/30/2021	Scenario (I)	Scenario (II)	Scenario (III)
	Borrowings and financing		CDI + 2% per year		(1,185)	(111)	(139)	(167)
	Fixed rate swap contract (Passive Tip)		CDI + 0,03% per year		(64)	(47)	(51)	(56)
	Exchange swap contract (Passive Tip)		CDI + 1,35% per year		(284)	(24)	(33)	(43)
	Debentures		CDI + 1,96% per year		(6,938)	(665)	(831)	(997)
	Total net effect (loss)				(8,471)	(847)	(1,054)	(1,263)

	Cash equivalents		105,51%		2,881	228	284	341

	Net exposure loss:				(5,590)	(619)	(770)	(922)

15.4	Fair values measurement

	The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC46 / IFRS13, which refer to the requirements of measurement and disclosure. The fair value hierarchy levels are defined below:

	Level 1: fair value measurement at the balance date considering quoted (unadjusted) market prices in active markets for identical assets or liabilities which the Company can access at the measure date.

	Level 2: Valuation techniques for which the lowest level inputs that is significant to the fair value measurement is directly or indirectly observable, except for quoted prices included on Level 1.

	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

	The fair values of trade receivables and trade payables approximate their carrying amounts.

	The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value of financial instruments measured at amortized cost, for which the fair value has been disclosed in the interim financial information:

			Carrying amount		Fair value
			9/30/2021	12/31/2020	9/30/2021	12/31/2020	Level
	Trade receivables with credit cards companies and sales vouchers		155	99	155	99	2
	Swaps of annual rates between currencies		(12)	57	(12)	57	2
	Interest rate swaps		11	11	11	11	2
	Borrowings and financing (fair value)		(349)	(335)	(349)	(335)	2
	Borrowings and financing (amortized cost)		(7,814)	(7,496)	(7,318)	(6,529)	2
			(8,009)	(7,664)	(7,513)	(6,697)

	There were no changes between fair value measurement hierarchy levels during the period ended September 30, 2021.

	Interest rate swaps, cross-currency and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate.

15.5	Operations with derivative financial instruments

	The Company has derivative contracts with the following financial institutions: Itaú BBA, Scotiabank and BR Partners.

	The outstanding derivative financial instruments are presented in the table below:

	Description	Reference value		Maturity		9/30/2021	12/31/2020
	Debt
	USD - BRL	US$ 50		2021		-	57
	USD - BRL	USD 50		2023		(12)	-

	Debt
	CRI - BRL	-		2023		6	-

	Interest rate swaps registered at CETIP
	Pre-fixed rate x CDI	R$ 54		2027		2	5
	Pre-fixed rate x CDI	R$ 52		2027		3	6
	Derivatives - Fair value hedge - Brazil					(1)	68

15.6	Borrowings and financing

15.7	Debt composition

		Weighted average	9/30/2021	12/31/2020
	Current
	Debenture and promissory notes
	Debenture and promissory notes	CDI + 1,51% per year	2,130	1,864
	Borrowing costs		(12)	(24)
	Total debenture and promissory notes		2,118	1,840

	Borrowings and financing
	In national currency
	Working capital	TR + 9,80%	7	12
	Working capital	CDI + 2% per year	263	9
	Borrowing costs		(9)	(5)
	Total national currency		261	16
	In foreign currency
	Working capital		-	264
	Total in foreign currency		-	264
	Total of borrowings and financing		261	280
	Derivative financial instruments
	Swap contracts	CDI + 1,35% per year	(1)	(57)
	Swap contracts	CDI + 0,86% per year	(6)	-
	Total derivative financial instruments		(7)	(57)
	Total current		2,372	2,063

			Weighted average	9/30/2021	12/31/2020
	Non-current
	Debenture and promissory notes
	Debenture and promissory notes		CDI + 2,16% per year	4,814	4,780
	Borrowing costs			(5)	(21)
	Total debenture and promissory notes			4,809	4,759

	Borrowings and financing
	In national currency
	Working capital		TR + 9,80%	57	60
	Working capital		CDI + 2% per year	650	901
	Borrowing costs			(16)	(9)
	Total of national currrency			691	952
	In foreign currency
	Working capital		CDI + 1,25% per year	272	-
	Total of foreign currency			272	-
	Total national currency			963	952
	Derivative financial instruments
	Swap contracts		CDI + 0,03% per year	(4)	(11)
	Swap contracts		CDI + 1,35% per year	12	-
	Total derivative financial instruments			8	(11)
	Total of non-current			5,780	5,700

	Total			8,152	7,763

	Current asset			7	57
	Non-current asset			4	11
	Current liabilities			2,379	2,120
	Non-current liabilities			5,784	5,711

15.8	Rollforward of borrowings and financing

			Amount
	Balance on Decemeber 31, 2019		8,467
	Funding		599
	Interest provision		301
	Swap contracts		(83)
	Mark-to-market		(1)
	Exchange rate and monetary variation		78
	Borrowing costs		33
	Interest amortization		(385)
	Principal amortization		(1,318)
	Swap amortization		3
	Balance on September 30, 2020		7,694

			Amount
	Balance on Decemeber 31, 2020		7,763
	Funding		4,353
	Interest provision		356
	Swap contracts		70
	Mark-to-market		(2)
	Exchange rate and monetary variation		(2)
	Debt modification effect IFRS 9		(63)
	Borrowing costs		45
	Interest amortization		(297)
	Principal amortization		(4,072)
	Swap amortization		1
	Balance on September 30, 2021		8,152

15.9	Schedule of non-current maturities

	Maturity	Amount
	From 1 to 2 years	3,096
	From 2 to 3 years	1,531
	From 3 to 4 years	569
	From 4 to 5 years	351
	After 5 years	254
	Total	5,801

	Borrowing cost	(21)
	Total	5,780

15.10	Debenture and promissory notes

					Date
		Type	Issue amount	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in Reais)	9/30/2021	12/31/2020
	First Issue of Promissory Notes - 2nd series	Non-preemptive right	50	1	4/7/2019	5/7/2021	CDI + 0.72% per year	-	-	53
	First Issue of Promissory Notes - 3rd series	Non-preemptive right	50	1	4/7/2019	4/7/2022	CDI + 0.72% per year	54,974,772	56	53
	First Issue of Promissory Notes - 4th series	Non-preemptive right	250	5	4/7/2019	4/7/2023	CDI + 0.72% per year	54,974,772	276	267
	First Issue of Promissory Notes - 5th series	Non-preemptive right	200	4	4/7/2019	4/7/2024	CDI + 0.72% per year	54,974,772	221	214
	First Issue of Promissory Notes - 6th series	Non-preemptive right	200	4	4/7/2019	4/7/2025	CDI + 0.72% per year	54,974,772	221	213
	First Issue of Debentures - 2nd series	Non-preemptive right	2,000	200,000	4/9/2019	08/20/2021	CDI + 1.74% per year	54,974,772	-	1,762
	First Issue of Debentures - 3rd series	Non-preemptive right	2,000	200,000	4/9/2019	08/20/2022	CDI + 2.65% per year	1,009	2,018	2,033
	First Issue of Debentures - 4th series	Non-preemptive right	2,000	200,000	4/9/2019	08/20/2023	CDI + 2.20% per year	-	-	2,049
	Second Issue of Debentures - 1st series	Non-preemptive right	940,000	940,000	1/6/2021	05/20/2026	CDI + 1.70% per year	1,021	961	-
	Second Issue of Debentures - 2nd series	Non-preemptive right	660,000	660,000	1/6/2021	05/22/2028	CDI + 1.95% per year	1,022	675	-
	Second Issue of Promissory Notes - 1nd series	Non-preemptive right	1,250,000	940,000	08/27/2021	08/27/2024	CDI + 1.47% per year	1,338	1,258	-
	Second Issue of Promissory Notes - 2rd series	Non-preemptive right	1,250,000	940,000	08/27/2021	02/27/2025	CDI + 1.53% per year	1,338	1,258	-
	Borrowing cost								(17)	(45)
									6,927	6,599

	Current								2,118	1,840
	Non-current								4,809	4,759

	The Company issues debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

15.11	Guarantees

	The company signed promissory notes for certain borrowings agreements.

15.12	Swap contracts

	The Company uses swap operations for 100% of its borrowings denominated in US dollars fixed interest rates and IPCA, exchanging these liabilities for Real linked to CDI (floating). The annual weighted average rate CDI on September 30, 2021 was 2.99% (2.76% on December 31, 2020).

15.13	Financial convenants

	In connection with the debentures and promissory notes issued and part of loan operations denominated in foreign currencies, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s consolidated financial statements drawn up in accordance with the accounting practices adopted in Brazil, as follows: (i) consolidated net debt / equity less than or equal to 5.0 not exceeding equity; and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25.

	Also, the instrument of the 1st issuance of the Company’s debentures provides for a restrictive covenant that determines limits for distribution of dividends above the legal minimum and higher indebtedness for the acquisition of other entities.

	On September 30, 2021, the Company was compliant with those ratios. In addition, the Company has been complying with all restrictive covenants, and, over the last three years ended on December 31, 2020, no event occurred that would require the Company to accelerate the payment of its debts.

16	Provision for legal proceedings

	The provision for legal proceedings is estimated by the Company and it is corroborated by its legal advisors, and such provision is recorded in sufficient amount to settle losses assessed and classified as probable.

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2020	169	64	49	282
	Additions	38	36	7	81
	Reversal	(74)	(18)	(7)	(99)
	Payments	-	(14)	(26)	(40)
	Monetary correction	5	4	5	14
	Balance as of September 30, 2021	138	72	28	238

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2019	143	61	36	240
	Additions	-	18	6	24
	Reversal	(2)	(7)	(7)	(16)
	Payments	-	(2)	(3)	(5)
	Monetary correction	1	6	1	8
	Balance as of September 30, 2020	142	76	33	251

16.1	Tax claims

	Tax claims are subject by law to the monthly monetary correction, which refers to an adjustment to the provision based on indexing rates adopted by each tax jurisdiction. Both interest rates charges and fines, where applicable, were calculated and provisioned with respect to unpaid amounts.

	The main tax claims provisioned are as follows:

The Company has other tax claims, which according to its legal counsels’ analysis, were provisioned, namely: (i) discussions on the non-application of Prevention Accident Factor (FAP); (ii) discussions with State tax authorities on ICMS tax rate calculated in electricity bills; (iii) IPI on resale of imported goods and (iv) other matters.

The provisioned amount on September 30, 2021, for these matters is R$138 (R$169 on December 31, 2020).

16.2	Social security and labor

The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. On September 30, 2021, the Company recorded a provision of R$72 (R$64 on December 31, 2020), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsels, assesses these claims and recording provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

16.3	Civil

The Company is party to civil proceedings (indemnifications, collections, among others) at in different procedural phases and various central courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

Among these proceedings, we highlight the following:

The Company is party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provision for the difference between the amount originally paid by stores and the amounts claimed by the adverse party in the lawsuit when internal and external legal counsels consider the probability of changing the lease amount paid by the entity. On September 30, 2021, the provision for these lawsuits amounted to R$10 (R$23 on December 31, 2020), for which there are no judicial deposits for legal proceedings.

The Company is party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, assisted by its legal counsel, assesses these claims recording provisions for probable cash disbursements, according to the probability of loss. On September 30, 2021, the provision for these lawsuits is R$6 (R$5 on December 31, 2020).

The Company’s total civil and regulatory claims on September 30, 2021, is R$28 (R$49 on December 31, 2020).

16.4	Possible contingent liabilities

The Company is party to other litigations for which the probability of loss was deemed by its legal counsel to be possible, but not probable, therefore, not accrued, totaling an updated amount of R$2,330 on September 30, 2021 (R$2,408 on December 31, 2020). Accordingly, no provisions were recorded in connection with these proceedings, which are mainly related to:

IRPJ (corporate income tax), IRRF (withholding income tax), CSLL (social contribution on net income) – The Company received several tax assessment notices relating to tax offsetting proceedings, goodwill disallowance, disagreements regarding payments and overpayments, fines due to non-compliance with ancillary obligation, among other less relevant issues. The amount involved corresponds to R$473 on September 30, 2021 (R$466 on December 31, 2020).

COFINS, PIS (federal taxes on gross revenues) – The Company has been questioned about discrepancies in payments and overpayments; fine due to non-compliance with ancillary obligation, disallowance of COFINS and PIS credits, among other issues. These proceedings are pending judgment at the administrative and judicial levels. The amount involved in these tax assessments is R$634 on September 30, 2021 (R$632 on December 31, 2020).

	ICMS (State VAT) – The Company received tax assessment notices from State tax authorities in connection with credits from purchases from suppliers’ acquisitions considered unqualified by the registry of the State Revenue Service, among others matters. These tax assessments amount to R$1,131 on September 30, 2021 (R$1,235 on December 31, 2020). These proceedings are pending final judgment at the administrative and judicial levels.

	ISS (services tax), IPTU (urban property tax), Fees and other – The Company has received tax assessments relating to discrepancies in payments of IPTU, fines due to non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, totaling R$12 on September 30, 2021 (R$13 on December 31, 2020). These proceedings are pending judgment at the administrative and judicial levels.

	INSS (national institute of social security) – The Company was assessed due to the levy of payroll charges over benefits granted to its employees, among other issues, with possible losses of R$22 on September 30, 2021 (R$21 on December 31, 2020). Proceedings have been discussed in the administrative and judicial levels.

	Other litigation– These proceedings refer to real estate lawsuits in which the Company claims the renewal of lease agreements and rents according to market prices. These lawsuits involve proceedings litigated in civil court, and special civil court, as well as administrative proceedings filed by inspection bodies, such as the consumer defense body (PROCONs), the National Institute of Metrology, Standardization and Industrial Quality– INMETRO, the National Agency of Sanitary Surveillance - ANVISA, among others, totaling R$44 on September 30, 2021 (R$24 on December 31, 2020).

	The Company engages external legal counsel to represent it in the tax assessments, whose fees are contingent on the final outcome of the lawsuits. Percentages may vary according to qualitative and quantitative factors of each proceeding, on September 30, 2021, the estimated amount, in case of success of all lawsuits, was approximately R$14 (R$17 on December 31, 2020).

16.5	Guarantees

	The Company granted guarantees to judicial process related a civil, tax and labor nature, described below:

	Lawsuits	Letter of guarantees

	Tax claims	612
	Social security and labos	101
	Civil and others	120
	Total	833

	The guarantees cost is aproximately 0.33% per year of the value of the lawsuits and it is registered as expense in the course of time.

16.6	Deduction of ICMS from the calculation basis of PIS and COFINS

	Since the adoption of the non-cumulative regime to calculate PIS and COFINS, the Company has claimed the right to deduct ICMS taxes from the calculation basis of PIS and COFINS. On March 15, 2017, the STF recognized, in terms of general repercussion, the unconstitutionality of including ICMS in the PIS and COFINS calculation basis. In May 2021, the STF Plenary judged the Declaration Embargoes, in relation to the amount to be excluded from the PIS and COFINS calculation basis, if it should only be the ICMS paid, or if all the ICMS highlighted in the invoices, the STF issued a favorable decision to the taxpayers, concluding that all outstanding ICMS should be excluded from the PIS and COFINS calculation basis.

	Since of such decision on March 15, 2017, the procedural progress has been as anticipated by our legal advisors without any change in the management's judgment. On September 30, 2021, with a favorable decision in its actions, the Company recorded its right in the amount of R$216 (R$175 in revenue net and R$41 in the financial result, arising from monetary correction), see note 9.2.

16.7	Restricted deposits for legal proceedings

	The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	The Company recorded amounts referring to judicial deposits in its assets as follows.

	Lawsuits	9/30/2021	12/31/2020

	Tax claims	65	64
	Social security and labos	52	67
	Civil and others	4	3
	Total	121	134

17	Lease liabilities

17.1	Minimum future payments and potential right of PIS and COFINS

	Leasing agreements totaled R$3,314 on September 30, 2021 (R$2,776 on December 31, 2020). The minimum future payments as leases, by leases term and with the fair value of minimum lease payments, are as follows:

				9/30/2021	12/31/2020
	Financial lease liabilities - minimum payments
	Less than 1 year			197	172
	1 to 5 years			1,059	866
	More than 5 years			2,058	1,738
	Present value of financial lease agreements			3,314	2,776

	Future financing charges			3,042	2,478
	Gross amount of financial lease agreements			6,356	5,254

	PIS and COFINS embedded in the present value of lease agreements			201	169
	PIS and COFINS embedded in the gross value of lease agreements			386	319

	Lease liabilities interest expense is stated in note 24. The incremental interest rate of the Company on the signing date of the agreement was 10.26% in the period ended September 30, 2021 (9.72% on December 31, 2020).

	If the Company had adopted the projection of inflation imbedded in the nominal incremental rate and converting to a present value as a calculation method, the average percentage of inflation to be project for year will be 5.19% approximately. The average term of the agreements analyzed is 14.8 years.

17.2	Lease obligation rollforward

				Amount	Consolidado
	As of Decemeber 31, 2019			1,885	-
	Funding - Lease			592	-
	Remeasurement			130	-
	Interest provision			165	-
	Amortization			(225)	-
	Write-off due to early termination of agreement			(4)	-
	Aquisition of partnership			9	-
	As of September 30, 2020			2,552	-

	Current			158	-
	Non-current			2,394	-

				Amount
	As of Decemeber 31, 2020			2,776
	Funding - Lease			380
	Remeasurement			359
	Interest provision			216
	Amortization			(315)
	Write-off due to early termination of agreement			(102)
	As of September 30, 2021			3,314

	Current			197
	Non-current			3,117

17.3	Lease expense on variable rents, low-value, and short-term assets

		Parent Company	Parent Company and Consolidated
		9/30/2021	9/30/2020
	(Expenses) revenues of the period:
	Variables (1% of sales)	(5)	(12)
	Subleases (*)	21	14

	(*) It refers mainly to the revenue from rental contracts to be received from commercial galleries.

18	Deferred revenues

			9/30/2021	12/31/2020

	Back Lights		47	186
	Checkstand		21	29
	Gift card		1	2
	Marketing		11	11
	Others		3	-
	Total		83	228

	Current		82	227
	Non-current		1	1

	The Company received in advance amounts referring to the rental of backlight panels, supplier product exhibition modules, or check stands, rental of displays, and front-fee anticipation with credit card operators.

19	Income tax and social contribution

19.1	Reconciliation of income tax and social contribution expense

					Parent Company		Consolidated
					9/30/2021	9/30/2020	9/30/2020
							Restated
	Earnings before income tax and social contribution				1,436	887	861
	Expense of income tax and social contribution at nominal rate				(488)	(302)	(293)

	Adjustments to reflect the effective rate
	Tax fines				(1)	(1)	(1)
	Share of profits				14	9	-
	Interest on Equity				22	105	105
	Interest Selic credits (i)				81	-	-
	Tax benefits				19	13	13
	Other permanent differences				-	1	1
	Effective income tax				(353)	(175)	(175)

	Income tax and social contribution for the period
	Current				(385)	(421)	(421)
	Deferred				32	246	246
	Income tax and social contribution expenses				(353)	(175)	(175)

	Effective tax				24.6%	19.7%	20.3%

	(i) The credit refers to the decision of STF which understood that the SELIC interest arising from the repetition of undue payment, have the nature of emergent damage. Therefore, there is no incidence of IRPJ and CSLL on the interest portion.

19.2	Breakdown of deferred income tax and social contribution

	Key components of deferred income tax and social contribution in the balance sheet are the following:

			9/30/2021			12/31/2020
			Assets	Liabilities	Net	Assets	Liabilities	Net
	Deferred income tax and social contribution
	Provision for legal proceedings		70	-	70	81	-	81
	Exchange rate variation		1	-	1	26	-	26
	Goodwil tax amortization		-	(317)	(317)	-	(315)	(315)
	Mark-to-market adjustment		-	(2)	(2)	-	(2)	(2)
	Property, plant and equipment and intangibles and investment properties		41	-	41	37	-	37
	Unrealized gains with tax credits		-	(19)	(19)	-	(60)	(60)
	Cash flow hedge		-	(10)	(10)	-	(20)	(20)
	Lease net of right of use		145	-	145	131	-	131
	Modification debt effects - IFRS 9		2	-	2	24	-	24
	Others		39	-	39	16	-	16
	Gross deferred income tax and social contribution assets (liabilities)		298	(348)	(50)	315	(397)	(82)

	Compensation		(298)	298	-	(315)	315	-

	Net deferred income tax and social contribution assets (liabilities), net		-	(50)	(50)	-	(82)	(82)

	Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income. This assessment was based on information from the strategic planning report previously approved by the Board of Directors of the Company.

	The Company estimates the recovery of the deferred tax assets as follows:

	Years	Amount
	Up to 1 year	75
	From 1 year to 2 years	77
	From 2 years to 3 years	1
	More than 5 years	145
		298

19.3	Rollfoward of deferred income tax and social contribution

			9/30/2021	12/31/2020
	At the beginning of the period		(82)	(395)
	Benefits in the period		32	268
	Tax over other comprehensive income		-	-
	Corporate reorganization		-	45
	At the end of the period		(50)	(82)

20	Shareholders’ equity

20.1	Capital stock and stock rights

	On June 1, 2021 the Management Board approved a capital increase of R$18, corresponding to the issuance of 544 thousands common shares.

	On July 27, 2021 the Management Board approved a capital increase of R$8, corresponding to the issuance of 404 thousands common shares.

	On August 11, 2021, the Extraordinary Shareholders’ Meeting approved, the share split of 269,299,859 common shares, whereby each Company's share was slited in 5 (five) shares of same type, with no change in the Company's capital stock value. The Company's capital stock is divided in 1,346,499,295 commom shares.

	The Company’s capital stock on September 30, 2021 is R$787 (R$ 761 on December 31, 2020), represented by 1,346,499,295 registered common shares, (268,351,567 on December 31, 2020), all non-par and registered shares. According to the Company's bylaws, the Company’s authorized capital stock may be increased up to 2 bilion common shares.

20.2	Distribution of dividends and interest on equity

	The Extraordinary Shareholders’ Meeting held on September 29, 2020 approved the interim payment of interest on equity, in the gross amount of R$ 310, over which the withholding income tax was deducted in the amount of R$ 46, corresponding to the net amount of R$ 264.

	Management proposed dividends to be distributed, considering the anticipation of interest on equity to its shareholders, calculated as follows:

		12/31/2020
		Restetad
	Net income for the year ended on December 31, 2020	1,398
	% Legal reserve	5%
	Legal reserve for the year	5
	Base for dividends	1,393
	Interest on equity payment – net	264
	Minimum mandatory dividends - 25%	349
	Dividends proposed payable	85

	On March 26, 2021, the amount of dividends and profits company’s destination related to year ended December 31, 2020 proposed by the Management were disclosed to the market. Such management’s proposal was approved on April 28, 2021 and the amount of dividends will be adjusted to reflect the minimum percentage required by law.

	At the general shareholders’ meeting held on April 28, 2021, the shareholders voted to approve the minimum mandatory dividend in the aggregate amount of R$349, calculated in accordance with Brazilian Corporate Law and the Company’s bylaws, with respect to the fiscal year ended December 31, 2020. This amount corresponds to R$1.29846211682919 per common share. Of the total amount, R$264 was paid on November 27, 2020 as interest on shareholders’ equity, and R$85 will be payable as follows: (i) on June 7, 2021, to holders of common shares based on the shareholding composition of April 28, 2021; and (ii) on June 14, 2021, to holders of ADSs as of April 30, 2021. The residual amount payable corresponds to R$0.31654126223623 per common share.

	On September, 30, 2021 the Board of Directors approved the interim payment of interest on equity, in the gross amount of R$63 over withholding tax was deducted in the amount of R$9, corresponding to the net amount of R$54.

20.3	Legal reserve

	Legal reserve: this is recorded by appropriating 5% of the net income of each fiscal year, observing the 20% limit of capital. On September 30, 2021, the amount is R$152 (R$152 on December 31, 2020).

	The destination differs from the financial statements, since the destination of 5% of net income to the legal reserve would result on the exceeding of 20% of capital stock.

20.4	Share-based payment

20.4.1	Recognized Options Granted

	The expenses associated to the Company’s executives’ share-based payments in accordance with CPC 10 (R1)/ (IFRS 2) – Share-based payment, are regognized "Stock options granted".

	The Company's employees and executives or of entities of their economic group, may receive payment based on shares, when employees provide services in exchange for equity instruments (“transactions settled with shares”).

	The Company measures the transaction costs of employees eligible for share based compensation, based on the fair value of equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires a definition of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires a definition of the most appropriate information for the valuation model, including the stock option life expectancy, volatility and dividend return, as well as the preparation of corresponding assumptions.

	The cost of operations settled with shares is recognized as an expense for the year, together with a corresponding increase in shareholders' equity, during the year in which the performance and / or service provision conditions are met. Accumulated expenses recognized in relation to equity instruments on each base date, up to the acquisition date, reflect the extent to which the acquisition period has expired and the best estimate of the Company of the number of equity instruments that will be acquired.

	The expense or reversal of expenses for each year represents the movement in accumulated expenses recognized at the beginning and end of the year. Expenses related to services that have not completed their acquisition period are not recognized, except in the case of operations settled with shares in which the acquisition depends on a market condition or non-acquisition of rights, which are treated as acquired, regardless of whether the market condition or non-acquisition of rights is satisfied or not, provided that all other performance and / or service provision conditions are met.

	When an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified. An additional expense is recognized in the event of a change the total fair value of the share-based payment transaction or that otherwise benefits the employee, as measured on the date of the change.

In case of cancellation of an equity instrument, it is treated as if it were fully acquired on the date of cancellation, and any expenses not yet recognized, referring to the premium, are recognized immediately in the income for the year. This includes any premium whose conditions of non-acquisition under the control of the Company or the employee are not met. However, if the canceled plan is replaced by a new plan and substitute grants are generated, on the date it is granted, the canceled grant and the new plan will be treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations for transactions settled with shares are treated in the same way.

The dilutive effect of outstanding options is reflected as an additional dilution of shares in the calculation of diluted earnings per share.

The following describes the stock option plan on September 30, 2021.

Company's compensation plan

The Company's compensation plan ("Compensation Plan") is managed by Company Board of Directors, which delegated to the Human Resources Committee the attributions of granting options and advising on the management of the Compensation Plan (“Committee”).

The members of the Committee will meet to grant the granting of options from the compensation plan series and whenever there are questions raised regarding the compensation plan. Each series of the granting of stock options will receive the letter "B" followed by a number. For the period ended September 30, 2021, the options granted in series B8 of the compensation plan were in effect.

The options granted to a participant will not be exercisable for a period of 36 (thirty six) months from the date of grant ("grace period"), except with formal authorization by the Company, and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) month from the date of grant, and ends on the last day of the 42 (forty-second) month from the date of grant ("exercise period").

The participants may exercise their total purchase options or in part, in one or more times, if for each year, the option exercise term is submitted during the exercise period.

The exercise price of each stock option granted under the Compensation Plan should correspond to R$0.01 ("exercise price").

The exercise price of the options shall be paid in full local currency by check or wire transfer available to the bank account held by the Company, in the tenth (10th) day preceding the date of acquisition of the shares.

The Company withhold any applicable tax under Brazilian tax law, less the number of shares delivered to the participant amount equivalent to taxes withheld.

Company's option plan

The Company's option plan ("Option Plan") will be managed by Company Board of Directors, which delegated to the Company's Human Resources Committee the functions of granting options and advising on the administration of the Option Plan (“Committee”).

The members of the Committee will meet for the granting of the granting of the options of the option plan series and whenever there are questions raised regarding the option plan. Each series of call option grants will receive the letter “C” followed by a number. For the period ended September 30, 2021, options granted in serie C8 o the option plan were in effect.

For each serie of stock options granted under the option plan, the exercise price of each stock option shall be equivalent to 80% of the closing price of the average of the Company's preferred shares traded in the prior twenty (20) days in B3 prior to the date of the Committee meeting that decides upon the granting of the options that series ("exercise price").

Options granted to a participant shall be exercisable for a period of 36 (thirty six) months from the date of grant ("grace period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) months as from the grant date, and ends on the last day of the 42 (forty-second) month as of the grant date ("exercise period"), provided the exceptions included in the compensation plan.

The participant may exercise their total purchase options or in part, in one or more times, if for each year the option exercise agreement is submitted during the exercise period.

The exercise price of the options shall be paid in full local currency by check or wire transfer available to the bank account held by the Company, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

Information relating to the Company's option plan and compensation plan is summarized below:

				09/30/2021
				Number of shares
Granted series	Grant date	1st exercise date	Strike price on the grant date	Grantees	Current
B8	05/31/2021	06/01/2024	0.01	337	337
C8	05/31/2021	06/01/2024	13.39	337	337
				674	674

20.4.2	Consolidated information of Company's share-based payment plans of Company

	According to the terms of the series plans, each option offers its beneficiary the right to buy a share of the Company. In both plans, the grace period is 36 months, always measured from the date on which the Board of Directors approved the issue of the respective series of options. The stock options may be exercised by their beneficiaries within 6 months after the end of the grace period of the respective grant date. The condition for the options to be exercisable (vested) is for the beneficiary to remain as an employee of the Company. The plans differ exclusively in the exercise price of the options and in the existence or not of a restriction period for the sale of the shares acquired in the exercise of the option.

	According to the plans, the options granted in each of the series may represent maximum 2% of the total shares issued by the Company.

	The table below shows the maximum percentage of dilution to which current shareholders eventually being subject to in the event that all options granted are exercised until September 30, 2021:

					09/30/2021

	Number of shares				1,346,499
	Balance of effective stock options granted				674
	Maximum percentage of dilution				0.05%

	The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B8 and C8: (a) expectation of dividends of 1.28%, (b) expectation of volatility nearly 37.96% and (c) the weighted average interest rate without risk of 7.66%.

	The expectation of remaining average life of the series outstanding at September 30, 2021 is 32 months. The weighted average fair value of options granted at September 30, 2021 was R$17.21 and R$7.69 (B8 and C8 respectively).

					Shares	Weighted average of exercise price	Weighted average of remaining contractual term
					in thousands	R$
	At December 31, 2020				-	-	-

	At September 30, 2021
	Granted during the period				674	6.70
	Outstanding at the end of the period				674	6.70	2,67
	Total to be exercised at September 30, 2021				674	6.70	2,67

	The amounts recorded for the period ended September 30, 2021 were R$1 (there is no amount registered on December 31, 2020).

20.4.3	GPA's shared - based payment plans

					09/30/2021
					Number of shares
	Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Outstanding
	B5	05/31/2018	05/31/2021	0.01	594	(512)	(49)	33
	C5	05/31/2018	05/31/2021	15.42	594	(433)	(60)	101
	B6	05/31/2019	05/31/2022	0.01	462	(118)	(32)	312
	C6	05/31/2019	05/31/2022	17.39	359	(110)	(40)	209
	B7	01/31/2021	05/31/2023	0.01	673	(89)	(19)	565
	C7	01/31/2021	05/31/2023	12.56	497	(89)	(20)	388
					3,179	(1,351)	(220)	1,608

	The movement of shares above refers to GPA shares. After the Company's spin-off, and during the transition period, certain Company executives receive compensation in shares of GPA, accounted for as an expense. The changes in the number of options granted, the weighted average of the exercise price and the weighted average of the remaining term are presented in the table below:

					Shares	Weighted average of exercise price	Weighted average of remaining contractual term
					in thousands	R$
	Total to be exercised at December 31, 2020				1,468	30.71	0.88

	At September 30, 2021
	Granted during the period				1,225	22.37
	Cancelled during the period				(45)	11.14
	Exercised during the period				(1,040)	7.38
	Outstanding at the end of the period				1,608	6.27	1.20
	Total to be exercised at September 30, 2021				1,608	6.27	1.20

21	Net operating revenue

		Parent Company	Parent Company and Consolidated
		9/30/2021	9/30/2020
	Gross operating revenue		Restated
	Goods	32,912	27,754
	Services rendered and others	80	70
		32,992	27,824

	(-) Revenue deductions
	Returns and sales cancellation	(56)	(50)
	Taxes	(2,594)	(2,444)
		(2,650)	(2,494)

	Net operating revenue	30,342	25,330

22	Expenses by nature

		Parent Company	Parent Company and Consolidated
		9/30/2021	9/30/2020
			Restated
	Inventory costs	(24,767)	(20,894)
	Personnel expenses	(1,817)	(1,518)
	Outsourced services	(184)	(167)
	Selling expenses	(452)	(340)
	Functional expenses	(474)	(435)
	Other expenses	(319)	(175)
		(28,013)	(23,529)

	Cost of sales	(25,186)	(21,241)
	Selling expenses	(2,371)	(1,984)
	General and administrative expenses	(456)	(304)
		(28,013)	(23,529)

23	Other operating expenses, net

		Parent Company	Parent Company and Consolidated
		9/30/2021	9/30/2020
			Restated
	Result with property and equipment	14	(22)
	Reversal (provision) for legal proceedings	3	(2)
	Reestructuring expenses	(46)	(67)
	Covid-19 spending on prevention	-	(66)
	Others	(1)	-
	Total	(30)	(157)

24	Net financial result

		Parent Company	Parent Company and Consolidated
		9/30/2021	9/30/2020
	Financial expenses		Restated
	Cost of debt	(319)	(321)
	Cost and discount of receivables	(30)	(25)
	Monetary correction (liabilities)	(11)	(9)
	Interest on leasing liabilities	(210)	(158)
	Other financial expenses	(13)	(50)
	Total financial expenses	(583)	(563)

	Financial revenues
	Cash and cash equivalents profitability	57	25
	Monetary correction (assets)	77	118
	Other financial revenues	6	4
	Total financial revenues	140	147
	Total	(443)	(416)

25	Earnings per share

	The Company calculates earnings per share by dividing the net income, referring to each class of share, by total outstanding common shares during the period.

	On August 11, 2021, the Extraordinary Shareholders' Meeting approved, the share split of 269,299,859 (two hundred and sixty-nine million, two hundred and ninety-nine thousand, eight hundred and fifty-nine) common shares, whereby each Company's share was splited in 5 (five) shares of the same type, with no change in the Company's capital stock value . The Company's capital stock is divided in 1,346,499,295 (one billion, three hundred and forty-six million, four hundred and ninety-nine thousand and two hundred and ninety-five), all registered and without par value. In accordance with accounting standard CPC 41 / IAS 33 - Earnings per share, the balance as of September 30, 2020 are being restated.

	The table below sets forth the net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each period:

			9/30/2021	9/30/2020
				Originally presented	Split effect	Restated
	Basic number:
	Allocated basic earnings and not distributed from continued operation		1,083	712	-	712
	Net income allocated available to common shareholders		1,083	712	-	712

	Basic denominator (millions of shares)
	Weighted average of the number of shares		466	268	1,073	1,342
	Basic earnings per million shares (R$) from continued operation		2.32456	2.65323		0.53065

			9/30/2021	9/30/2020
				Originally presented	Split effect	Restated
	Diluted number:
	Allocated diluted earnings and not distributed from continued operation		1,083	712	-	712
	Net income allocated available to common shareholders		1,083	712	-	712

	Diluted denominator (millions of shares)
	Weighted average of the number of shares		466	268	1,073	1,342

	Stock options plan		1	-	-	-
	Diluted weighted average of shares		467	268	1,073	1,342
	Diluted earnings per million shares (R$) from continued operation		2.32120	2.65323		0.53065

26	Non-cash transactions

	The Company had transactions that did not represent a cash disbursement, and therefore, such transactions were note presented in the cash flow statements, as described below:

	• Purchase of property, plant and equipment not yet paid, in note 12.4

	• Provisioning of interest on equity, in note 20.2.

27	Assets Held for Sale

			9/30/2021	12/31/2020
	Sale and leaseback		155	-
			155	-

	The Company celebrated a sale leaseback's operations, as detailed in note 1.5.

28	Discontinued operation

	At the Extraordinary Shareholders’ meeting held on December 31, 2020, shareholders of the Company and GPA approved the corporate restructuring proposal which consisted of the full spin-off of Éxito to GPA. Éxito is a Colombian company operating in Colombia under the banners of Éxito, Carulla, Super Inter, Surtimax, and Surtimayorista supermarkets and hypermarkets, in Argentina, under the Libertad banner, and in Uruguay under Disco and Devoto banners. Also, Éxito operates shopping malls in Colombia under the banner Viva.

	On September 30, 2020, Éxito’s results were classified as a discontinued operation as follows:

		9/30/2020

	Statement of operations	15,653
	Cost of sales	(11,818)
	Gross profit	3,835
	Operating expenses
	Selling expenses	(2,157)
	General and administrative expenses	(645)
	Depreciation and amortization	(522)
	Share of profit and loss of associates	18
	Other operating expenses, net	(138)
		(3,444)
	Operating profit before net financial result	391

	Net financial result	(255)

	Income before income taxes	136

	Income tax and social contribution	8

	Net income for the period	144

	Comprehensive income results as presented below:

		9/30/2020
	Net income for the period	144

	Items that may be subsequently reclassified to statement of operations
	Exchange rate variation of foreign Investments	23
	Cash flow hedge	(1)
	Other comprehensive income	2
	Comprehensive income for the period	168

	Net cash flow incurred are:

		9/30/2020
	Operating activities	(1,395)
	Investment activities	(280)
	Financing activities	(298)
	Exchange rate variation on cash and cash equivalents	428
	Net cash used	(1,545)

	Earnings per share:
		9/30/2020
	Basic and diluted	0.3214

	Operation segment:
		9/30/2020

	Net sales	15,653
	Gross profit	3,835
	Depreciation and amortization	(522)
	Share of profit and loss of associates	18
	Operating profit	391
	Net financial result	(255)
	Income before income taxes	136
	Income taxes and social contribution	8
	Net income for the period	144

		12/31/2020
	Current assets	8,014
	Non-current assets	18,930
	Current liabilities	9,729
	Non-current liabilities	3,620
	Equity capital/ minority	13,595

	The Éxito Group's operations were treated as a separate segment on September 30, 2020 and as result of the discontinuity of its operation in the financial statements as of December 31, 2020, the Company operates now as a single segment, as described in note 1.2.

29	Subsequent events

29.1	Conversion of Extra Hiper stores into Assaí

In October, 14, 2021, the Company's and GPA Management Board, aproved the transaction involving the conversion of Extra Hiper stores operated by GPA into cash & carry, which will be operated by the Company. The transaction involves 71 commercial points located in several federative units in Brazil. The total estimated value of the transaction to be received by GPA is R$5.2 billion, of which R$4 billion will be paid by the Company in installments between December 2021 and January 2024. Additionally, GPA will sell 17 of its own properties to a real estate fund, and Sendas will be the guarantor of this operation, whose estimated value is R$1.2 billion.

	The consummation of the transaction is subject to the signing of the definitive documents, the necessary approvals and the fulfillment of certain precedent conditions, among others, the prior consent of any third parties.

29.2	Financial settlement of the public offering of real estate receivables certificates

In October 26, 2021, was carried out to the financial settlement of the public offering of real estate receivables certificates of the 428th and 429th series of the 1st issuance of True Securitizadora S.A., backed by real estate credits owed by the Company, pursuant to CVM Instruction No. 400, of December 29, 2003, as amended, and CVM Instruction No. 414, of December 30, 2004, as amended, linked to the 3rd issuance of simple unsecured debentures, not convertible into shares, in two series, of the Company, in the total amount of R$1.5 billion.

The funds raised through the CRI will be used by the Company for reimbursement of real estate expenses and future investments in expansion, maintenance and construction of real estate projects owned by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.